UniCredito Italiano

02042739

FILE NO. 82 - 3185

UNITED STATES SECURITY
AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

Milan, June 13th, 2002

RE: RULE 12g3 - 2 (b) "HOME COUNTRY INFORMATION" EXEMPTION

Dear Sirs,

We are pleased to send you, attached, a copy of our "Consolidated first quarter results of 2002" (English an Italian edition). The Italian copy of this document was filed with CONSOB and has been made available to Shareholders.

With kindest regards, we remain,

Yours faithfully,

dlw 7/22

UNICREDITO ITALIANO
Direzione Centrale

Affari Societari e Legali
/RP

CONSOLIDATED QUARTERLY REPORT AS AT 31 MARCH 2002

UniCredito Italiano





Consolidated Quarterly Report as at 31 March 2002

UniCredito Italiano - Joint Stock Company
Registered office: Genoa, Via Dante, 1
General management: Milan, Piazza Cordusio
Registered in Genoa Trade and Companies Register (Court of Genoa),
Tax Code and VAT Reg. No. 00348170101
Entered in the Register of Banks and Parent Company
of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital stock, € [illegible] fully paid-in

Contents



Contents



Group Chart

UniCredito Italiano Group Chart as at 31 March 2002

Fully consolidated Companies and Companies consolidated using the net equity method


Credit Institutions
Financial and Insurance Companies
Service Companies
Ancillary Companies
Gruppo UniCredito Italiano

Scope of Consolidation

The Group chart as at 31 March 2002 shows the companies included in the scope of consolidation broken down by major business sectors and method of consolidation (the line-by-line and equity methods).

From the end of the prior period, Splitska Banka was transferred from consolidation on a line-by-line basis to consolidation on an equity basis following the agreement signed in March for the sale of that bank. Again in March, a controlling interest in Zagrebacka Banka was acquired. Additional details on this transaction are provided in the report. Taking into account the impending end of the quarter,this equity investment was provisionally maintained at cost. Compared with 31 March 2001, the Group's scope of consolidation changed due to the removal of Fiditalia and Sogefactor, which were sold in December.

To allow for comparisons on an equivalent basis in the analysis of changes in balance sheet and profit and loss amounts, quarterly figures for 2001 were restated to take the above changes into account. This involved consistently transferring these companies from the group consolidated on a line-by-line basis to the group of companies consolidated with the equity method, thereby leaving the amounts of the Group's portion of net profits and shareholders' equity unchanged.

Italian Banking Division
Wholesale Banking Division
New Europe Banking Division

◆ Registered outside Italy
★ Pekao Group company
▲ Pioneer USA Group company
● Pioneer Global Asset Management Group Companies

UniCredito Italiano

Fully Consolidated

CREDIT INSTITUTIONS

Commercial Banks based in Italy

CREDITO ITALIANO S.p.A.
Registered office: Genoa

ROLO BANCA 1473 S.p.A.
Main office: Bologna

CARIVERONA BANCA S.p.A.
Main office: Verona

BANCA CRT S.p.A. - Main office: Turin

CASSAMARCA S.p.A. - Main office: Treviso

CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A. - Main office: Trento

CASSA DI RISPARMIO DI TRIESTE BANCA S.p.A. - Main office: Trieste

ADALYA BANCA IMMOBILIARE S.p.A.
Main office: Milan

BANCA DELL'UMBRIA 1462 S.p.A.
Main office: Perugia

CASSA RISPARMIO DI CARPI S.p.A.
Main office: Carpi

BANCA MEDIOCREDITO S.p.A.
Main office: Turin

MEDIOVENEZIE BANCA S.p.A.
Main office: Verona

Investment banking

UNICREDIT BANCA MOBILIARE S.p.A.
Main office: Milan

TRADINGLAB BANCA S.p.A.
Main office: Milan

Banks based outside Italy

New Europe Banking

BANK PEKAO S.A.
Main office: Warsaw ◆★

BANK PEKAO (UKRAINA) Ltd
Main office: Luck ◆★

BANK POLSKA KASA OPIEKI TEL-AVIV Ltd
Main office: Tel Aviv ◆★

BULBANK A.D. - Main office:Sofia ◆

UNIBANKA A.S. (ex POL'NOBANKA A.S.)
Main office: Bratislava ◆

Other Commercial Banks

BANCA AGRICOLA COMMERCIALE S.MARINO S.A.
Main office: Borgo Maggiore (San Marino) ◆

BANQUE MONEGASQUE DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

CASSA DI RISPARMIO DI TRIESTE BANCA d.d.
Main office: Zagreb ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

Other Banks

UNICREDITO ITALIANO BANK (IRELAND) Plc
Main office: Dublin ◆

FINANCIAL AND INSURANCE COMPANIES

Asset management

PIONEER GLOBAL ASSET MANAGEMENT S.p.A.
Main office: Milan ●

PIONEER INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆●

PIONEER INVESTMENT MANAGEMENT S.G.R. p.A. - Main office: Milan ●

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆●

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan ●

PIONEER FONDS MARKETING GMBH
Main office: Munich ◆●

PIONEER INVESTMENT MANAGEMENT USA Inc.
Main office: Boston ◆●

PIONEER PEKAO INVESTMENT MANAGEMENT S.A.
Main office: Warsaw ◆ ●

PIONEER CZECH FINANCIAL COMPANY Sro
Main office: Prague ◆●

PIONEER CZECH INVESTMENT COMPANY A.S.
Main office: Prague ◆●

PIONEER INVESTMENT MANAGEMENT Inc.
Main office: Wilmington ◆▲

PIONEER PEKAO TFI S.A.
Main office: Warsaw ◆●

Consolidated by net equity method

CREDIT INSTITUTIONS

Commercial Banks based in Italy

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

CASSA DI RISPARMIO DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO DI SALUZZO S.p.A.
Main office: Saluzzo

Banks based outside Italy

B.H.I. S.A.
Main office: Luxembourg ◆★

SPLITSKA BANKA d.d.
Main office: Spalato ◆

UNICREDIT FINANCE CORPORATION Ltd. (in liquidation)
Main office: Nassau ◆

FINANCIAL AND INSURANCE COMPANIES

Asset management

PIONEER FINANCIAL SERVICES Sp.zo.o (in liquidation)
Main office: Warsaw ◆▲

PIONEER CONSULTING SERVICES S.A. (in liquidation)
Main office: Warsaw ◆▲

PIONEER ITI AMC Ltd
Main office: Chennai (INDIA) ◆▲

TRINITY MANAGEMENT Sp.zo.o
Main office: Warsaw ◆★

Leasing

LISEURO S.p.A. - Main office: Udine

LEASING FABRYCZNY Sp.zo.o
Main office: Lublin ◆★

LOCAT LEASING d.o.o.
Main office: Zagreb ◆

Tax Collection

S.F.E.T. S.p.A. Società Friulana Esazione Tributi
Main office: Udine

PIONEER INTERNATIONAL CORP.
Main office: Wilmington ◆▲

PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES Inc.
Main office: Boston ◆▲

PIONEER FUNDS DISTRIBUTOR Inc.
Main office: Boston ◆▲

PIONEER GLOBAL FUNDS DISTRIBUTOR Ltd
Main office: Hamilton ◆●

PIONEER GLOBAL INVESTMENTS Ltd
Main office: Dublin ◆●

UNICREDIT CAPITAL ITALIA ADVISORY COMPANY S.A.
Main office: Luxembourg ◆

Asset management - distribution

ROLO PIONEER S.G.R.p.A.
Main office: Bologna

UNICREDITFONDI S.G.R p.A.
Main office: Milan

PIONEER INVESTMENT MANAGEMENT S.A.
Main office: Luxembourg ◆

PIONEER INSTITUTIONAL INVESTMENT MANAGEMENT S.A.
Main office: Luxembourg ◆●

ROLO PIONEER LUXEMBOURG S.A.
Main office: Luxembourg ◆

Financial Companies

CORDUSIO Società Fiduciaria per Azioni - Main office: Milan

S+R Investimenti e Gestioni S.G.R.p.A. - Main office: Milan

FIDA SIM S.p.A. - Main office: Turin

F.R.T. FIDUCIARIA RISPARMIO TURIN SIM S.p.A. - Main office: Turin

Trading on line

XELION SIM S.p.A. - Main office: Milan

Credit Cards

CLARIMA S.p.A. - Main office: Milan

Leasing

LOCAT S.p.A. - Main office: Bologna

PEKAO LEASING Sp.zo.o.
Main office: Warsaw ◆★

Factoring

UNICREDIT FACTORING S.p.A.
Main office: Milan

GRIFOFACTOR S.p.A.
Main office: Perugia

PEKAO FAKTORING Sp.zo.o.
Main office: Lublin ◆★

Tax Collection

UNIRISCOSSIONI S.p.A.
Main office: Turin

Preferred Shares Issuers

UNICREDITO ITALIANO - CAPITAL TRUST I
Main office: Newark ◆

UNICREDITO ITALIANO - CAPITAL TRUST II
Main office: Newark ◆

UNICREDITO ITALIANO - FUNDING LLC I
Main office: Dover ◆

UNICREDITO ITALIANO FUNDING LLC II - Main office: Dover ◆

Other Financial Companies

CREDIT CARIMONTE S.p.A. - Main office: Modena

CREDITRAS PREVIDENZA SIM S.p.A. - Main office: Milan

QUERCIA FUNDING S.r.l. - Main office: Verona

CARIVERONA IRELAND Plc - Main office: Dublin ◆

C.R. TRIESTE IRELAND Ltd - Main office: Dublin ◆

EURO CAPITAL STRUCTURES Ltd
Main office: Dublin ◆

DRUKBANK Sp.zo.o. - Main office: Zamosc ◆★

TYRERESCOM Ltd - Main office: Dublin ◆

UNICREDIT DELAWARE Inc. - Main office: Dover ◆

CDM GRUPY PEKAO S.A. - Main office: Warsaw ◆★

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o
Main office: Lodz ◆★

PEKAO PIONEER PTE S.A.
Main office: Warsaw ◆★

Ancillary Companies

QUERCIA SOFTWARE S.p.A.
Main office: Verona

TRIVIMM S.p.A.
Main office: Verona

UNICREDIT PRODUZIONI ACCENTRATE S.p.A.
Main office: Milan

UNICREDIT SERVIZI INFORMATIVI S.p.A.
Main office: Milan

SERVICE COMPANIES

ANCILLARY COMPANIES

Insurance Companies

BROKER CREDIT S.p.A.
Main office: Milan

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

DUERREVITA S.p.A.
Main office: Bologna

GRIFO INSURANCE BROKERS S.r.l.
Main office: Perugia

UNICREDITASSICURA S.r.l.
Main office: Milan

Other Financial Companies

FIDIA S.G.R. S.p.A.
Main office: Milan

MILAN INNOVAZIONE S.G.R. S.p.A.
Main office: Milan

VENTURA FINANCE S.p.A.
Main office: Turin

ACCESS Sp.zo.o
Main office: Warsaw ◆★

JUPITER NFI S.A.
Main office: Warsaw ◆★

TRADINGLAB INC.
Main office: New York ◆

Service Companies

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

I-FABER S.p.A.
Main office: Milan

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

IMMOCRI S.p.A.
Main office: Rome

LOCAT RENT S.p.A.
Main office: Milan

SELEZIONE TERZA S.r.l.
Main office: Rome

S.T.T. S.p.A.
Main office: Verona

TLX S.p.A.
Main office: Milan

UNICREDIT CONSULTING S.r.l.
Main office: Milan

UNICREDIT INTERNATIONAL SERVICES (UNICIIS) S.r.l.
Main office: Rome

VIVACITY S.p.A.
Main office: Rome

AGROCONS CENTRUM A.S.
Main office: Bratislava ◆

PEKAO DEVELOPMENT Sp.zo.o
Main office: Lodz ◆★

BDK CONSULTING
Main office: Luck ◆★

PEKAO FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw ◆★

PEKAO INFORMATYKA Sp.zo.o
Main office: Lodz ◆★

S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.p.A.
Main office: Borgo Maggiore (S. Marino) ◆

Contents

Group Chart

Key Financial Information and Accounts

Explanatory Notes and Comments of Directors



Key Financial Information and Accounts

Key Financial Information

Profit and Loss Account

(consolidated amounts in millions of €)

	31.03.2002	31.03.2001	31.03.2001 RESTATED	CHANGE FROM RESTATED	31.12.2001 RESTATED
Total revenues	2,537	2,494	2,457	3.3%	9,813
Net interest	*1,222*	*1,186*	*1,145*	*6.7%*	*4,784*
Net commissions	*779*	*821*	*815*	*-4.4%*	*3,264*
Operating expenses	1,295	1,265	1,242	4.3%	5,157
Operating profit	1,242	1,229	1,215	2.2%	4,656
Write-downs of goodwill	64	64	64		277
Profit before extraordinary items and income tax	980	934	946	3.6%	3,327
Net profit for the period	531	540	538	-1.3%	1,961
Group portion of net profit (loss) for the period	**401**	**414**	**414**	**-3.1%**	**1,454**

Balance Sheet

(consolidated amounts in millions of €)

	31.03.2002	31.03.2001	31.03.2001 RESTATED	CHANGE FROM RESTATED	31.12.2001 RESTATED
Total assets	205,345	204,411	202,116	1.6%	207,107
Loans to customers	115,358	115,581	114,047	1.1%	117,023
of which: Non-performing loans	*1,848*	*1,990*	*1,920*	*-3.8%*	*1,809*
Securities	35,243	32,721	32,447	8.6%	32,686
Equity Investments	2,679	1,549	1,614	66.0%	2,341
Due to customers and securities issued	125,035	118,478	117,717	6.2%	126,275
Subordinated debt	7,581	5,639	5,639	34.4%	7,071
Group portion of shareholders' equity	10,178	9,042	9,042	12.6%	9,535
Indirect customer deposits	227,051	217,381	217,381	4.4%	222,020
Assets administered for customers	352,086	335,859	335,098	5.1%	348,295
Customer assets under management	114,907	110,576	110,576	3.9%	112,721

Staff and Branches

	31.03.2002	31.03.2001	31.03.2001 RESTATED	CHANGE FROM RESTATED	31.12.2001 RESTATED
Number of employees	62,288	65,309	63,506	-1,218	62,550
Number of financial consultants	1,799	1,653	1,653	146	1,774
Number of branches	3,960	3,966	3,895	65	3,924

Key Financial Ratios and Other Information

	31.03.2002	31.03.2001	31.03.2001 RESTATED	CHANGE FROM RESTATED	31.12.2001 RESTATED
ROE[1]	18.2%	20.8%	20.8%	-2.6	18.0%
ROE (excluding goodwill write-downs)[2]	20.7%	23.5%	23.5%	-2.8	21.0%
Ordinary ROE (before taxes)[3]	34.0%	35.3%	35.9%	-1.9	32.0%
Operating profit/Total assets	2.42%	2.40%	2.40%	0.01	2.25%
Cost/income ratio	51.0%	50.7%	50.5%	0.5	52.6%
Risk ratios					
Net non-performing loans/Loans to customers	1.60%	1.72%	1.68%	-0.08	1.55%
Net doubtful loans/Loans to customers	3.27%	3.51%	3.48%	-0.21	3.22%
Data per employee (thousands of €)[4]					
Total revenues/Number of employees	163	153	155	8	157
Total assets/Number of employees	3,297	3,130	3,183	114	3,311
Payroll costs/Number of employees	49	45	45	4	48

1. Shareholders' equity used for the ratio is that at the end of the period (excluding net profit for the period, including profit for the previous year allocated to reserves and net of the capital increase of € 234 million made for the offer to purchase shares in Zagrebacka Banka, which is not consolidated).
2. Adjustments to goodwill are those pertaining to the Group.
3. Shareholders' equity used for the ratio includes the minority interest (net of net profits for the period).
4. Number of employees at end of period.

Restated Consolidated Balance Sheet

Assets

(amounts in millions of €)	31.03.2002	31.12.2001 RESTATED	CHANGE FROM 31.12.2001 AMOUNT	CHANGE FROM 31.12.2001 %	31.03.2001 RESTATED	% CHANGE FROM 31.03.2001
Cash and deposits with central banks and post offices	1,568	1,734	- 166	-9.6%	887	+76.8%
Loans:						
Loans to customers	115,358	117,023	- 1.665	-1,4%	114.047	+1.1%
Loans to banks	22,872	24,680	- 1.808	-7,3%	24.142	-5,3%
Trading securities	18,654	16,380	+ 2,274	+13.9%	17,672	+5.6%
Fixed assets:						
Investment securities	16,589	16,306	+ 283	+1,7%	14.775	+12.3%
Equity Investments	2,679	2,341	+ 338	+14,4%	1.614	+66.0%
Intangible and tangible fixed assets	4,731	4,788	- 57	-1.2%	4,701	+0.6%
Positive consolidation differences and net equity differences	767	792	- 25	-3,2%	885	-13,3%
Other asset items	22,127	23,063	- 936	-4.1%	23,393	-5.4%
Total assets	**205,345**	**207,107**	**- 1,762**	**-0.9%**	**202,116**	**+1.6%**

Liabilities and Shareholders' equity

(amounts in millions of €)	31.03.2002	31.12.2001 RESTATED	CHANGE FROM 31.12.2001 AMOUNT	CHANGE FROM 31.12.2001 %	31.03.2001 RESTATED	% CHANGE FROM 31.03.2001
Deposits:						
Due to customers	89,202	90,407	- 1.205	-1.3%	81,962	+8.8%
Securities in issue	35,833	35,868	- 35	-0.1%	35,755	+0.2%
Due to banks	33,227	33,889	- 662	-2.0%	38,856	-14.5%
Specific reserves	4,964	4,555	+ 409	+9.0%	4,369	+13.6%
Other liability items	21,318	22,740	- 1,422	-6.3%	23,607	-9.7%
Loan loss reserves	152	148	+ 4	+2.7%	167	-9.0%
Subordinated debt	7,581	7,071	+ 510	+7.2%	5,639	+34.4%
Negative consolidation differences and net equity differences	56	56	-		41	+36.6%
Minority portion of shareholders' equity	2,834	2,838	- 4	-0.1%	2,678	+5.8%
Shareholders' equity:						
Capital, reserves and fund for general banking risks	9,777	8,081	+ 1,696	+21.0%	8,628	+13.3%
Net profit for the period	401	1,454	- 1,053	-72.4%	414	-3.1%
Total liabilities and shareholders' equity	**205,345**	**207,107**	**- 1,762**	**-0.9%**	**202,116**	**+1.6%**

Note: The restated balance sheets take into account the most significant changes in the scope of consolidation.

Restated Consolidated Profit and Loss Account

Items

(amounts in millions of €)	31.03.2002	31.03.2001 RESTATED	CHANGE FROM MARCH 2001 PROFIT AND LOSS ACCOUNT	CHANGE FROM MARCH 2001 %	2001 RESTATED
Net interest	1,222	1,145	+ 77	+6.7%	4,784
Dividends and other income from equity investments	29	24	+ 5	+20.8%	89
NET INTEREST INCOME	**1,251**	**1,169**	**+ 82**	**+7.0%**	**4,873**
Net commissions	779	815	- 36	-4.4%	3,264
Trading profits	329	319	+ 10	+3.1%	928
Other net operating income	178	154	+ 24	+15.6%	748
Revenues from services and other sources	*1,286*	*1,288*	*- 2*	*-0.2%*	*4,940*
TOTAL REVENUES	**2,537**	**2,457**	**+ 80**	**+3.3%**	**9,813**
Payroll costs	-768	-718	- 50	+7.0%	-2,997
Other administrative costs	-434	-442	+ 8	-1.8%	-1,767
Write-downs of intangible and tangible fixed assets	-93	-82	- 11	+13.4%	-393
Operating expenses	*-1,295*	*-1,242*	*- 53*	*+4.3%*	*-5,157*
OPERATING PROFIT	**1,242**	**1,215**	**+ 27**	**+2.2%**	**4,656**
Write-downs of goodwill	-64	-64	-		-277
Provisions for risks and charges	-21	-25	+ 4	-16.0%	-155
Net write-downs of loans and provisions for guarantees and commitments	-174	-161	- 13	+8.1%	-713
Provisions for loan losses	-4	-14	+ 10	-71.4%	-57
Net write-downs of financial investments	1	-5	+ 6	n.s.	-127
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**980**	**946**	**+ 34**	**+3.6%**	**3,327**
Extraordinary income (expenses) – net	-16	30	- 46	n.s.	216
Change in fund for general banking risks			-		-5
Income tax for the period	-433	-438	+ 5	-1.1%	-1,577
NET PROFIT FOR THE PERIOD	**531**	**538**	**- 7**	**-1.3%**	**1,961**
Minority portion of net income (loss) for the period	-130	-124	- 6	+4.8%	-507
GROUP PORTION OF NET PROFIT (LOSS) FOR THE PERIOD	**401**	**414**	**- 13**	**-3.1%**	**1,454**

Note: The restated profit and loss account takes into account the most significant changes in the scope of consolidation, and the reallocation of taxes for provisions made in 2001 with respect to Legislative Decree 153/99.

Consolidated Balance Sheet: Quarterly figures

Assets

(amounts in millions of €)	2002 31 MAR.	2001 RESTATED 31 DEC.	30 SEP.	30 JUN.	31 MAR.
Cash and deposits with central banks and post offices	1,568	1,734	917	916	887
Loans:					
Loans to customers	115,358	117,023	118,126	117,885	114,047
Loans to banks	22,872	24,680	23,682	24,659	24,142
Trading securities	18,654	16,380	17,009	17,414	17,672
Fixed assets:					
Investment securities	16,589	16,306	15,901	16,429	14,775
Equity investments	2,679	2,341	2,187	1,603	1,614
Intangible and tangible fixed assets	4,731	4,788	4,601	4,778	4,701
Positive consolidation differences and net equity differences	767	792	822	853	885
Other Asset Items	22,127	23,063	22,667	20,062	23,393
Total assets	**205,345**	**207,107**	**205,912**	**204,599**	**202,116**

Liabilities and Shareholders' equity

(amounts in millions of €)	2002 31 MAR.	2001 RESTATED 31 DEC.	30 SEP.	30 JUN.	31 MAR.
Deposits:					
Due to customers	89,202	90,407	84,543	85,335	81,962
Securities in issue	35,833	35,868	34,671	34,459	35,755
Due to banks	33,227	33,889	40,247	41,834	38,856
Specific reserves	4,964	4,555	4,150	4,009	4,369
Other Liability Items	21,318	22,740	24,014	21,521	23,607
Loan loss reserves	152	148	107	118	167
Subordinated debt	7,581	7,071	6,244	5,736	5,639
Negative consolidation differences and net equity differences	56	56	43	44	41
Minority portion of shareholders' equity	2,834	2,838	2,723	2,704	2,678
Shareholders' equity:					
Capital, reserves and fund for general banking risks	9,777	8,081	8,057	8,036	8,628
Net profit for the period	401	1,454	1,113	803	414
Total liabilities and shareholders' equity	**205,345**	**207,107**	**205,912**	**204,599**	**202,116**

Note: The restated balance sheets take into account the most significant changes in the scope of consolidation.

Consolidated Profit and Loss Account Quarterly figures

Items

(amounts in millions of €)	2002 1ST QTR.	2001 RESTATED 4TH QTR.	3RD QTR.	2ND QTR.	1ST QTR.
Net interest	1,222	1,260	1,144	1,235	1,145
Dividends and other income from equity investments	29	33	-4	36	24
NET INTEREST INCOME	**1,251**	**1,293**	**1,140**	**1,271**	**1,169**
Net commissions	779	926	731	792	815
Trading profits	329	250	218	141	319
Other net operating income	178	242	148	204	154
Revenues from services and other sources	*1,286*	*1,418*	*1,097*	*1,137*	*1,288*
TOTAL REVENUES	**2,537**	**2,711**	**2,237**	**2,408**	**2,457**
Payroll costs	-768	-802	-701	-776	-718
Other administrative costs	-434	-453	-430	-442	-442
Write-downs of intangible and tangible fixed assets	-93	-130	-88	-93	-82
Operating expenses	*-1,295*	*-1,385*	*-1,219*	*-1,311*	*-1.242*
OPERATING PROFIT	**1,242**	**1,326**	**1,018**	**1,097**	**1,215**
Write-downs of goodwill	-64	-85	-61	-67	-64
Provisions for risks and charges	-21	-41	-26	-63	-25
Net write-downs of loans and provisions for guarantees and commitments	-174	-194	-159	-199	-161
Provisions to loan loss reserves	-4	-34	-8	-1	-14
Net write-downs of financial investments	1	-109	-6	-7	-5
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**980**	**863**	**758**	**760**	**946**
Extraordinary income (expenses) – net	-16	94	28	64	30
Change in fund for general banking risks		-12	1	6	
Income tax for the period	-433	-454	-356	-329	-438
NET PROFIT FOR THE PERIOD	**531**	**491**	**431**	**501**	**538**
Minority portion of net income (loss) for the period	-130	-150	-121	-112	-124
GROUP PORTION OF NET PROFIT (LOSS) FOR THE PERIOD	**401**	**341**	**310**	**389**	**414**

Note: The restated profit and loss account takes into account the most significant changes in the scope of consolidation, and the reallocation of taxes for provisions made in 2001 with respect to Legislative Decree 153/99.
In addition, for those companies that prepare accounts in foreign currencies, the quarterly profit and loss accounts, which are calculated as the difference between cumulative profit and loss accounts, are affected by exchange rate movements on differing dates, and in particular by changes in the zloty, the currency in which the accounts of Pekao are prepared, which on average account for 10-15% of the main profit and loss account items.

Contents

Group Chart

Key Financial Information and Accounts

Explanatory Notes and Comments of Directors



Explanatory Notes and Comments of Directors

Net Profit for the Period

The Group portion of net profit for the first quarter of 2002 was € 401 million, which was nearly in line with the corresponding period of the prior year (€ 414 million). However, the relative stability of results hid a 3.6% increase in profit before extraordinary items and income taxes, which was neutralised by the reduced contribution of extraordinary items. Net profits, however, can be compared positively with the prior quarter (up by 17.6%) and the quarterly average in 2001 (up by 10.3%), with the proviso that the valuations for the first quarter may be positively affected by the shorter period of time from the approval of accounts, compared with the end of other quarters.

Despite higher capitalisation, ROE stood at an annualised 18.2% compared to 18% for all of 2001, while net of write-downs on goodwill, it was 20.7% (21% in 2001). On the other hand, ordinary ROE before taxes was an annualised 34%, compared with 32% in 2001 accounts.

Operating Profit

Operating profit was up by 2.2% (on an equivalent basis[1]) over the first quarter of 2001 due to revenue growth (up by 3.3%), which was bolstered by net interest income, which was only partially offset by the increase in operating expenses (up by 4.3%). Thus, the cost/income ratio rose from 50.5% for the first quarter of 2001 (restated) to 51.0%, which was less than the figure for all of 2001 (52.6%).

As can be seen in the following table, the exchange rate effect did not impact changes from the same period of the prior year, but affected the profile of interim periods. However, this effect did not alter the sign of comparisons: compared with the average for prior year quarters, the increase was actually about 6.5% at both constant and historical exchange rates, while, compared with the fourth quarter, which was particularly favourable even without the foreign exchange effect, the decline was minimised moving from 6.3% at historical exchange rates to 2.7% at constant exchange rates (the reduction in revenues from services was only partly offset by improved net interest income and lower expenses).

OPERATING PROFIT

(amounts in millions of €)	2002 1ST QTR.	2001 4TH QTR.	2001 3RD QTR.	2001 2ND QTR.	2001 1ST QTR.	% CHANGES FROM 4TH QTR '01	% CHANGES FROM 1ST QTR '01
AT HISTORICAL EXCHANGE RATES							
Net interest income	1,251	1,293	1,140	1,271	1,169	-3.2%	7.0%
Revenues from services and other sources	1,286	1,418	1,097	1,137	1,288	-9.3%	-0.2%
Total revenues	**2,537**	**2,711**	**2,237**	**2,408**	**2,457**	**-6.4%**	**3.3%**
Operating expenses	-1,295	-1,385	-1,219	-1,311	-1,242	-6.5%	4.3%
Operating profit	**1,242**	**1,326**	**1,018**	**1,097**	**1,215**	**-6.3%**	**2.2%**
AT CONSTANT EXCHANGE RATES (rates as at March 2002)							
Net interest income	1,251	1,233	1,203	1,246	1,170	1.5%	6.9%
Revenues from services and other sources	1,286	1,369	1,149	1,118	1,289	-6.1%	-0.2%
Total revenues	**2,537**	**2,602**	**2,352**	**2,364**	**2,459**	**-2.5%**	**3.2%**
Operating expenses	-1,295	-1,325	-1,287	-1,284	-1,244	-2.3%	4.1%
Operating profit	**1,242**	**1,277**	**1,065**	**1,080**	**1,215**	**-2.7%**	**2.2%**

1. As noted earlier, operating results were restated by removing Fiditalia, Splitska and Sogefactor from consolidation on a line-by-line basis, and reporting them with the net equity method.

To provide a better understanding of changes in operating profit and its main components, the following table shows the contributions made by individual Divisions to the formation and changes in operating profit; *see the next chapter for further comments.*

As can be seen, the growth in operating profit for the first part of this year (€ 27 million in absolute terms) was due to the impressive results achieved by the Wholesale Banking Division (up by € 74 million or 41.8% over the first quarter of 2001) and the New Europe Division (up by € 36 million or 23.4%), while the Italian Banking Division posted a reduction of € 57 million or 5.7%. The operating profits of Xelion and Clarima were also down (by a combined total of € 6 million) as were other components (the Parent Company, other companies, eliminations and other consolidation adjustments totalling € 20 million).

OPERATING PROFIT BY DIVISION (amounts in millions of €)	**Italian Banking Division**	**Wholesale Banking Division**	**New Europe Banking Division**	**New Initiatives**[1]	**Parent Company and other companies**[2]	**Total Group Consolidated**
Operating profit						
1st quarter 2002	950	251	190	-15	-134	1,242
% change from 1st Qtr '01	-5.7%	41.8%	23.4%	n.s.	n.s.	2.2%
Absolute change from 1st Qtr '01	-57	74	36	-6	-20	27
Due to:						
Net interest income	-2	1	38	1	44	82
Revenues from services	-50	87	-3	3	-39	-2
Operating expenses	-5	-14	1	-10	-25	-53

1. Xelion and Clarima
2. The largest other companies are Locat and UniCredit Factoring. Includes eliminations and other consolidation adjustments

Net Interest Income

Net income posted a positive performance, compared both with the first quarter of 2001 (up by 7%) and the prior quarter at constant exchange rates (up by 1.5%). The increase over the corresponding period of the prior year was due to the rise in average funds transacted on the one hand (despite an adjustment in interbank figures), and an improvement in overall spread, on the other hand (calculated as the ratio of net interest income to total average assets). The latter, which also explained the increase in net interest income over the prior quarter, benefited primarily from a more favourable balance sheet structure.

These factors, when combined differently, provided the basis for individual Division performance. The Italian Banking Division remained at prior year levels due to growth in average business volume, despite a slight decline in the spread between average lending rates and the cost of funds from customers. In addition to the increase in average loan balances and deposits, the improvement in net interest income in the New Europe Division was due to the increase in spread from all services. Finally, due to its balance sheet structure, the Parent Company benefited from the significant reduction in rates from the first quarter of 2001.

Revenues from Services and Other Sources

Revenues from services were unchanged from the prior year at € 1,286 million due to the increase in trading profits and other net operating income that offset the decline in net commissions.

This decline, equal to 4.4%, both from the same quarter and from the quarterly average for the prior year, was due to the lower volume of asset management and administration commissions (down by 6% from the quarterly average), which were affected (partly as a result of their composition) by the lower contribution from mutual fund commissions (the percentage of stock and balanced funds declined, which is the most profitable component). On the other hand, within this area there was an improvement in commissions on asset management accounts (up by 12.7% over the quarterly average) resulting from commissions on guaranteed principal funds, and on the placement of insurance products (up by 7%). On the other hand, the contribution from other operating areas (in particular, collection and payment services and loans) remained at nearly the same average levels as the prior year (down by 1.4%).

Trading profits totalled € 329 million, which was 3.1% higher than the first quarter of 2001. This result was bolstered by the growth in operations to manage the financial risks of corporate customers and government entities. The increase in these revenues, which is reflected in the accounts of the Italian Banking Division (from consulting services provided to customer companies) and in those of the Wholesale Banking Division (from production activities) more than offsets the losses posted for the Parent Company's trading portfolio, which were for securities with relatively short remaining maturities.

The increase in other net operating income over the first quarter of 2001 (up by € 24 million or 15.6%) was the result of the favourable combination of a € 14 million increase in income (primarily from charges to third parties) and a € 10 million decrease in expenses.

Expenses

Although operating expenses remained at the level of the quarterly average for 2001, they were down by 2.2% (at constant exchange rates) from the prior quarter and up by 4.3% over the corresponding period of the prior year. The latter change was primarily attributable to payroll costs, while changes in other administrative costs and write-downs of tangible and intangible fixed assets (excluding goodwill) tended to offset each other. Costs associated with the Italian Banking Division Reorganisation Project ("S3") were still not reflected in these expenses to a significant extent.

At constant exchange rates, payroll costs were largely in line with the figure for the fourth quarter of 2001. They were up by € 50 million or 7% over the first quarter of 2001 due to the following:

- 3.2% of this increase was due to the overall expansion of the structure of the Group's Wholesale Banking Division, which was in line with the growth strategies of Asset Management and Investment Banking;

- 0.3% was due to the expansion of New Initiatives aimed at developing and strengthening the structures dedicated to creating the virtual bank for individuals (Xelion) and for households (Clarima);

- The remaining 3.5% was from the remaining domestic area where, in addition to the expansion of commercial, front office, corporate governance and planning structures, there were the effects from remaining carry-overs resulting from the national collective bargaining agreement of 11 July 1999, the effects of defending specific commercial and staff positions and the higher provisions for the variable compensation component.

The Composition of Net Profits

Taking into account total provisions and write-downs of € 262 million (€ 269 million for the same period of the prior year), net profit before extraordinary items and income taxes for the first quarter was € 980 million, which was 3.6% higher than in March 2001.

The most significant changes were as follows:

- Write-downs of goodwill and positive consolidation differences of € 64 million, equal to those in the first quarter of 2001, of which about € 38 million was for Pioneer USA and about € 17.3 million for Pekao;

- Provisions to reserves for risks and charges of € 21 million, compared with € 25 million for the corresponding period of the prior year. It should be noted that effective the first quarter of this year, taxes will be calculated without considering the tax benefits under Legislative Decree 153/99 (the Ciampi Law), which were eliminated under Legislative Decree 63/02. Thus, to make comparisons on an equivalent basis, the corresponding amounts allocated to this item in 2001 were reclassified under taxes;

- Write-downs of loans and provisions for guarantees and commitments, net of write-backs, of € 174 million, in addition to € 4 million allocated to loan loss reserves: € 178 million overall compared with € 175 million for the first quarter of 2001;

- Write-backs, net of write-downs, on financial fixed assets of € 1 million compared to net write-downs of € 5 million for the prior year.

In the absence of any significant transactions, there were net extraordinary expenses of € 16 million compared to extraordinary income of € 30 million for the prior year (which included a capital gain of about € 14 million from the sale of equity investments). In addition, taking into account taxes of € 433 million (which, as noted, no longer take into account the benefits under Legislative Decree 153/99) and the minority portion of net profits of € 130 million, net profits were € 401 million, which was 3.1% lower than the first quarter of 2001.

Results by Division

In order to better assess the performance of the Group's individual Divisions, changes in operating profits and their main components (net of foreign exchange effects) are provided below:

OPERATING PROFITS AT CONSTANT EXCHANGE RATES (USING EXCHANGE RATES FOR MARCH 2002) BY DIVISION

	2002	2001				% CHANGES FROM	
(amounts in millions of €)	1st QTR.	4TH QTR.	3RD QTR.	2ND QTR.	1ST QTR.	4TH QTR '01	1ST QTR '01
Total revenues	**2,537**	**2,604**	**2,351**	**2,364**	**2,459**	**-2.6%**	**3.2%**
Italian Banking	1,903	1,998	1,897	1,968	1,955	-4.8%	-2.7%
Wholesale banking	399	305	204	277	311	30.8%	28.3%
- Investment banking	*270*	*218*	*78*	*122*	*192*	*23.9%*	*40.6%*
- Asset Management	*129*	*86*	*127*	*155*	*118*	*50.0%*	*9.3%*
New Europe	359	411	393	321	326	-12.7%	10.1%
New Initiatives [1]	4	10	16	-2		-60.0%	n.s.
Parent company and other companies [2]	-128	-120	-159	-200	-133	6.7%	-3.8%
Operating expenses	**-1,295**	**-1,326**	**-1,287**	**-1,283**	**-1,244**	**-2.3%**	**4.1%**
Italian Banking	-953	-977	-970	-967	-948	-2.5%	0.5%
Wholesale banking	-148	-155	-133	-173	-134	-4.5%	10.4%
- Investment banking	*-57*	*-72*	*-48*	*-52*	*-45*	*-20.8%*	*26.7%*
- Asset Management	*-91*	*-83*	*-85*	*-121*	*-89*	*9.6%*	*2.2%*
New Europe	-169	-179	-175	-179	-172	-5.6%	-1.7%
New Initiatives [1]	-19	-31	-28	-15	-9	-38.7%	111.1%
Parent company and other companies [2]	-6	16	19	51	19	-137.5%	-131.6%
Operating profit	**1,242**	**1,278**	**1,064**	**1,081**	**1,215**	**-2.8%**	**2.2%**
Italian Banking	950	1,021	927	1,001	1,007	-7.0%	-5.7%
Wholesale banking	251	150	71	104	177	67.3%	41.8%
- Investment banking	*213*	*146*	*30*	*70*	*147*	*45.9%*	*44.9%*
- Asset Management	*38*	*3*	*42*	*34*	*29*	*n.s.*	*31,0%*
New Europe	190	232	218	142	154	-18.1%	23.4%
New Initiatives [1]	-15	-21	-12	-17	-9	-28.6%	66.7%
Parent company and other companies [2]	-134	-104	-140	-149	-114	28.8%	17.5%

1. Xelion and Clarima.
2. Including eliminations and other consolidation adjustments.

Italian Banking

During the first quarter of 2002, the Italian Banking Division reported operating profit of € 950 million, which was 5.7% lower than the prior year, and largely due to problems with net service income.

Net interest of € 973 million was down by 1.9% from March 2001 despite growth in business volume; it was up for loans despite the program to reduce short-term exposure with low profitability and a reduction in average spreads, and was an improvement over December 2001. With the inclusion of income from equity investments, net interest income remained largely unchanged from March 2001.

On the other hand, there was a reduction in revenue from services and other sources, which totalled €

913 million (down by 5.2% from March 2001), with significant differences in the performance of its elements:

- A slowdown in net commissions (down by 6%), which was largely due to difficulties experienced in assets under management. This was not the result of lower sales, which were up over the first quarter of 2001, but was attributable to lower management fees, as a consequence of the deterioration in asset mix (with an increase in the percentage of areas with lower value added) and a reduction in the size of the portfolio under management from the first quarter of 2001.
- Good trading profit performance (up over March 2001, and to an even greater extent, over the average for the last four quarters), which was largely due to sales of structured interest and exchange rate derivatives to customers and companies.

In the expense area, administrative costs remained relatively unchanged from the same period of the prior year despite a 10% increase in write-downs of fixed assets resulting from higher project-related investments in 2001.
The cost/income ratio was 50.1% compared to 48.5% for March 2001.

Wholesale Banking

Although the gloomy environment of the prior year persisted in domestic and international capital markets during the quarter, the Wholesale Banking Division, which includes Investment Banking and Asset Management, posted a 28% increase in total revenues over the first quarter of 2001 reaching € 399 million.

This revenue growth was due to net commissions (primarily resulting from the near 200% increase registered in the Investment and Corporate Banking area and the 11% increase in Asset Management) and trading profits, which were up as a result of derivative products for managing the financial risks of corporate customers and government entities.

Despite the sharp increase in the size of the Investment Banking Area and efforts to reorganise and improve the efficiency of the Pioneer group, there was only modest growth in operating expenses, with a cost/income ratio of 37% for the period, which was down 6 percentage points from the same period of the prior year.

The positive revenue and expense performance made it possible to generate an operating profit of € 251 million, which was 41.8% higher than the first quarter of 2001.

New Europe [2]

The results posted by the banks of the New Europe confirmed that the strong growth trend continued in the first quarter of 2002 despite the slowdown in the worldwide economy, which was also partially reflected in the countries of the New Europe.

There was a 23.4% increase in operating profit (at constant exchange rates and scope of consolidation) up to a level of € 190 million (€ 154 million reported for the first quarter of 2001). Contributing to this

2. As a further reminder, since the end of the prior period, Splitska banka was transferred from the group of companies consolidated on a line-by-line basis to the group consolidated at net equity following the agreement executed in March for the sale of that bank, while Zagrebacka Banka, which was purchased near the end of the quarter, was provisionally reported at cost.

result was the 1.7% fall in expenses and the 10.1% increase in revenues (both percentages calculated at constant exchange rates). Net interest income had a particular impact on revenues, rising by 18.4% despite the continual decline in interest rates in Poland (down by 750 basis points over the last 12 months) and the steady level of exchange rates against the dollar and the euro, and as a result of the rise in average business volume (at current exchange rates, deposits were up by 4.6% and gross loans were up by 5.5%). The decline in net commissions (down by 4.7%) was mainly due to the drop in commissions on lending operations as a result of a particularly conservative approach in the current macroeconomic environment. At the same time, commissions on customer services were up, especially in light of the growth of other net operating income (up by 18.2%) resulting from the increased contribution from packaged current accounts.

The growing efficiency of the banks of the New Europe was reflected in the decline of the cost/income ratio to 47.1% from 52.5% in March 2001.

The New Europe Division represents a growing percentage of the Group's results, and it is expected to grow more during the year due to the expected addition of Zagrebacka Banka.

During the first quarter, efforts to modernise the banks of the New Europe intensified. These efforts included three major projects, which will provide a future boost in terms of the capacity to generate revenues, control risks and increase efficiency:

- The installation of new information systems at Pekao and Bulbank, which will be completed between 2002 and 2003.
- The project to redesign loan and monitoring processes within the New Europe banks.
- A common credit card processing platform to take advantage of significant economies of scale and competitive advantages.

Parent Company, Other Companies and Other Components

The Parent Company's contribution to consolidated operating profit declined by about € 35 million due to the uneven performance of the various components of the profit and loss account. As a very brief summary:

- Net interest income improved substantially from the first three months of the prior period (about € 40 million) due to a balance sheet structure in which a portion of financial fixed assets is financed with debt, thereby benefiting from lower rates;
- Trading results deteriorated significantly. Compared to a trading profit of € 22 million in 2001, the current period posted a trading loss with an impact of about € 35 million on consolidated operating profit. As noted above, these losses accrued to a large extent on the trading portfolio, which has an average maturity of just over 12 months. Thus, the losses can be absorbed in future months;
- On an equivalent basis taking into account the transfers to USI and UPA, operating expenses rose by about € 20 million due to the increase in staff assigned to support the Group's projects.

Among the other companies, there was an increase of about € 2 million in the operating profit of the finance companies (Locat and UniCredit Factoring).

Loans to Customers

There was a slowdown in the demand for loans in Italy and in the countries in the euro area, which was attributable to the current economic period, which was characterised in particular by weakness in the investment cycle. For the Italian banking industry, slowdown in corporate loan demand was particularly pronounced in the short-term loan component where growth rates were sharply lower. The increase in this component over the same period of the prior year was 4.7% on average for the quarter (up by 2.4% at the end of March) from an average increase of 12.3% in 2001, while the medium and long-term component remained at about a 10% annual growth rate.

This environment also had an impact on the Group's loan performance, which ended March at a level of about € 115,000 million, which was 1.4% lower than the end of 2001. Growth over the twelve-month period (up by 1.1%), however, was primarily held back by the regular application of more selective lending criteria in the loan approval process. In addition, the securitisation transactions completed during the prior period also partly contributed to the slowdown (to the extent of about 2 percentage points).

(amounts in millions of €)	31.03.2002	31.12.2001 RESTATED	CHANGE FROM 31.12.2001 AMOUNT	CHANGE FROM 31.12.2001 %	31.03.2001 RESTATED	% CHANGE FROM 31.03.2001
Performing loans	107,112	110,362	- 3,250	-2.9%	106,205	+0.9%
Non-performing loans	1,848	1,809	+ 39	+2.2%	1,920	-3.8%
REPO transactions	6,398	4,852	+ 1,546	+31.9%	5,922	+8.0%
Total loans to customers	**115,358**	**117,023**	**- 1,665**	**-1.4%**	**114,047**	**+1.1%**

The increase in performing loans, which encompassed steady growth in medium-term loans and mortgages (up by +14.2% on an annual basis, due in part to the recovery of the property market), was slightly less than overall loan growth, while there was a recovery in REPO transactions.

This performance was reflected in the level of loans to the Divisions' customers. The increase in REPO financing was actually attributable to Wholesale Banking operations, and in particular, UBM, while the slowdown in performing loans, in line with trends in industrial activity, was reflected in the operations of the Italian Banking Division. On the other hand, about one half of the reduction in loans of the New Europe Banking Division was also due to exchange differences (during the period, the zloty depreciated by about 2.7% against the euro).

On the other hand, from an analysis of changes from the same period of the prior year, there was an increase in the Italian Banking Division (up by 1.8%) and the New Europe Banking Division (up by 1.5% at current and constant exchange rates).

(amounts in millions of €)	31.03.2002	31.12.2001 RESTATED	CHANGE FROM 31.12.2001 AMOUNT	CHANGE FROM 31.12.2001 %	31.03.2001 RESTATED	% CHANGE FROM 31.03.2001
Italian Banking	96,630	100,843	- 4,213	-4.2%	94,912	+1.8%
Wholesale banking	4,636	2,712	+ 1,924	+70.9%	3,300	+40.5%
New Europe Banking Division and New Initiatives	9,185	9,750	- 565	-5.8%	9,049	+1.5%
Parent company and other companies	12,262	11,644	+ 618	+5.3%	14,347	-14.5%
of which: Finance Companies	*6,400*	*6,201*	*+ 199*	*+3.2%*	*7,202*	*-11.1%*
Eliminations and adjustments	-7,355	-7,926	+ 571	-7.2%	-7,561	-2.7%
Total loans to customers	**115,358**	**117,023**	**- 1,665**	**-1.4%**	**114,047**	**+1.1%**

Position in Lending Market

Based on data reported to the Bank of Italy (only for units operating in Italy, and reported at face value excluding non-performing loans and REPOs), the Italian Banking Division's market share of loans to customers was 10.16% at the end of March compared to 10.52% in December and 10.54% in March 2001. These figures were the result of a reduction in those loan types with low profitability and the decline in credit facilities to major customers. This resulted in the decline in share for short-term loans, which, however, was partly offset by increased market share in loans with longer maturities.

LOANS TO DOMESTIC CUSTOMERS (Units operating in Italy)	**UniCredito Group market share**		
	31.03.2002	**31.12.2001**	**31.03.2001**
Short-term loans	10.11%	10.93%	11.28%
Medium and long-term loans	10.20%	10.11%	9.78%
Total loans	**10.16%**	**10.52%**	**10.54%**

However, the slowdown in short-term loans did not affect the small business segment, in which the Imprendo product, which has over 128,000 account holders, continued to enjoy market acceptance, with 36% of contracts coming from new customers.

Non-Performing and Doubtful Loans

Doubtful loans at book value and on an equivalent basis remained at the level of the beginning of the year at about € 3,770 million, as a result of an increase of € 39 million in non-performing loans (up by 2.2%), which was offset by the reduction in watchlist items and restructured loans. Due in part to the securitisation transaction completed during the same period doubtful loans were down by 4.9% from 31 March 2001 on a restated basis, with a decline in non-performing loans of 3.8%.

There was a similar non-performing loan trend in the Italian banking industry, with a slight recovery at the beginning of the year, and a reduction over the twelve-month period. However, the group continued to outperform the industry with a ratio of non-performing loans to loans (based on Bank of Italy data for non-performing loans at face value for units operating in Italy) of 2.95% at the end of March compared to 4.73% for the industry (the latter figure was for the end of February, the latest available data).

The stability of doubtful loans at book value was the result of an increase in face values and write-downs of about € 100 million. In addition, taking into account the reduction in overall loans to customers, the ratio of doubtful loans to total loans rose from 3.22% to 3.27% at book value during the quarter, and from 5.54% to 5.69% at face value, with the coverage ratio rising by nearly one point (see the following table for additional details).

DOUBTFUL LOANS TO CUSTOMERS (amounts in millions of €)	NON-PERFORMING LOANS	WATCHLIST ITEMS	RESTRUCTURED LOANS[1]	COUNTRY RISK	TOTAL DOUBTFUL LOANS
Situation as at 31.3.2002					
Face value	4,265	2,161	284	80	6,790
as a percentage of total loans	*3.57%*	*1.81%*	*0.24%*	*0.07%*	*5.69%*
Write-downs	2,417	482	96	25	3,020
as a percentage of face value	*56.7%*	*22.3%*	*33.8%*	*31.3%*	*44.5%*
Book value	1,848	1,679	188	55	3,770
as a percentage of total loans	*1.60%*	*1.46%*	*0.16%*	*0.05%*	*3.27%*
Situation as at 31.12.2001, restated					
Face value	4,126	2,158	331	79	6,694
as a percentage of total loans	*3.41%*	*1.79%*	*0.27%*	*0.07%*	*5.54%*
Write-downs	2,317	472	110	25	2,924
as a percentage of face value	*56.2%*	*21.9%*	*33.2%*	*31.6%*	*43.7%*
Book value	1,809	1,686	221	54	3,770
as a percentage of total loans	*1.55%*	*1.44%*	*0.19%*	*0.05%*	*3.22%*

Doubtful Loans by Division

The trends exhibited at the consolidated level can be seen, although with different levels of intensity, in changes in doubtful loans of the Italian Banking Division and New Europe Banking Division, while all other companies posted a reduction in the percentage of doubtful loans to total loans to customers.

DOUBTFUL LOANS TO CUSTOMERS (amounts in millions of €)	ITALIAN BANKING	NEW EUROPE	PARENT COMPANY AND OTHER COMPANIES	COMBINED TOTAL	CONSOLIDATED TOTAL
Situation as at 31.3.2002					
Face value	4,363	1,962	465	6,790	6,790
as a percentage of total loans	*4.40%*	*18.99%*	*2.69%*	*5.36%*	*5.69%*
Write-downs	1,654	1,115	251	3,020	3,020
as a percentage of face value	*37.9%*	*56.8%*	*54.0%*	*44.5%*	*44.5%*
Book value	2,709	847	214	3,770	3,770
as a percentage of total loans	*2.80%*	*9.21%*	*1.27%*	*3.07%*	*3.27%*
Situation as at 31.12.2001, restated					
Face value	4,309	1,928	457	6,694	6,694
as a percentage of total loans	*4.17%*	*17.80%*	*3.11%*	*5.20%*	*5.54%*
Write-downs	1,628	1,052	244	2,924	2,924
as a percentage of face value	*37.8%*	*54.6%*	*53.4%*	*43.7%*	*43.7%*
Book value	2,681	876	213	3,770	3,770
as a percentage of total loans	*2.66%*	*8.98%*	*1.48%*	*3.00%*	*3.22%*

Assets in Administration

The uncertainties over the short-term prospects of the economy and markets also affected customer deposits with a shift towards more liquid components in Italy and Europe. In the Italian banking industry, the growth rate for deposits, and in a more general sense, direct deposits, continued at about 8% annually with peaks for current accounts of 12.3% on average for the quarter and 10.5% at the end of March. In the mutual fund sector, in January and February customer interest was also focused almost exclusively on money market funds, and only in March, with the recovery of stock markets, was there a return to stock funds. There was a 1.1% increase in (Italian and foreign) mutual fund assets held by Italian brokers over December, but this measure remained at nearly the same level as in March 2001 (down by 0.3%).

In this environment, the total volume of assets in administration for the Group's customers was about € 352,000 million, which was € 3,800 million higher than in December (up by 1.1%) and 5.2% higher than the end of March 2001.

Within this aggregate, there was a recovery in indirect deposits during the last quarter, but it was not sufficient to return to the annual growth rates in direct deposits. Thus, indirect deposits represented 64.5% of the total compared to 63.7% in December and 64.8% in March 2001.

(amounts in millions of €)	31.03.2002	31.12.2001 RESTATED	CHANGE FROM 31.12.2001 AMOUNT	CHANGE FROM 31.12.2001 %	31.03.2001 RESTATED	% CHANGE FROM 31.03.2001
Direct deposits	125,035	126,275	- 1.240	-1.0%	117,717	+6.2%
Due to customers	*89,202*	*90,407*	*- 1.205*	*-1.3%*	*81,962*	*+8.8%*
Securities in issue	*35,833*	*35,868*	*- 35*	*-0.1%*	*35,755*	*+0.2%*
Indirect deposits [1]	227,051	222,020	+ 5.031	+2.3%	217,060	+4.6%
Administered deposits	*112,795*	*109,981*	*+ 2.814*	*+2.6%*	*106,911*	*+5.5%*
Assets under management	*114,256*	*112,039*	*+ 2.217*	*+2.0%*	*110,149*	*+3.7%*
Assets administered for customers	**352,086**	**348,295**	**+ 3.791**	**+1.1%**	**334,777**	**+5.2%**

1. Excluding securities and liquid assets already included in direct deposits, and duplications of Group mutual funds. Market values.

Direct Deposits

Direct deposits remained above € 125,000 million in absolute terms, with a 1% reduction during the quarter, but an increase of 6.2% over the twelve-month period. Since securities in issue remained substantially unchanged, this change was due entirely to changes in amounts due to customers, which were up by 8.8% compared to the corresponding period of the prior year. Customer deposits were bolstered by current accounts and REPOS, which are instruments preferred by customers during periods of uncertainty, while the stability of securities in issue was due to an increase in certificates of deposit which offset the reduction in the portfolio of bonds in circulation.

The details by Division showed a considerable rise in the deposits of the Wholesale Banking Division over March 2001 due to REPO transactions. There was also an increase in Parent Company deposits due primarily to the issuance of CD's by its foreign branches. On the other hand, the Italian Banking Division and New Europe Banking Division posted similar performance with a reduction from December (due in part to seasonal factors and the foreign exchange effect), which resulted in an adjusted increase of 2.6% on an annual basis.

For the Italian Banking Division, deposit levels were supported by current accounts, which were up 9.7% over the prior year, with a drop in term deposits, which have declined over time in favour of certain types of assets under management and administered assets which have a greater added value. In the short-term component, the number of packaged accounts in the individual segment grew to over 1,538,000 representing 45% of total individual accounts, which was a 3.40% increase over the December 2001 figure.

DIVISIONS (amounts in millions of €)	**31.03.2002**	**31.12.2001 RESTATED**	**CHANGE FROM 31.12.2001 AMOUNT**	**%**	**31.03.2001 RESTATED**	**% CHANGE FROM 31.03.2001**
Italian Banking	97,341	100,422	- 3,081	-3.1%	94,898	+2.6%
Wholesale banking	6,999	4,036	+ 2,963	+73.4%	3,592	+94.8%
New Europe Banking Division and New Initiatives	16,019	16,683	- 664	-4.0%	15,614	+2.6%
Parent company and other companies	14,258	14,976	- 718	-4.8%	13,161	+8.3%
Eliminations and adjustments	-9,582	-9,842	+ 260	-2.6%	-9,548	+0.4%
Total direct deposits from customers	**125,035**	**126,275**	**- 1,240**	**-1.0%**	**117,717**	**+6.2%**

Position in Deposit Market

The Group's share of the domestic deposit market (in euros and other currencies for units operating in Italy with ordinary domestic customers) stood at 10.09% at the end of March, which was up from December (10.07%) and March 2001 (10.05%). Based on currently available estimates, the use of bonds to a lesser extent than the industry (a practice that has been in use for several quarters), however, resulted in a reduction in market share for that debt instrument to 8.26% from 8.56% at the end of the prior year. Finally, taking into account the Group's growth in the REPO area, the market share for all direct customer funding rose to 9.84% from 9.79% at the end of the year.

FUNDING FROM DOMESTIC CUSTOMERS	**UniCredito Group market share**		
(Units operating in Italy)	**31.03.2002**	**31.12.2001**	**31.03.2001**
Deposits (in € and other currencies)	10.09%	10.07%	10.05%
Bonds	8.26%	8.56%	9.91%
Total deposits	**9.43%**	**9.55%**	**10.00%**
Repos	13.79%	12.54%	11.36%
Funding	**9.84%**	**9.79%**	**10.13%**

Indirect Deposits

During the quarter, indirect deposits benefited from new inflows of deposits and favourable market performance. In fact, at the end of March, indirect customer deposits at market values were at a level of about € 227,000 million, which was up by 2.3% over December, and by 4.6% from the same period of the prior year.

There were no major changes in the composition of the aggregate figure. Indirect managed deposits, which are discussed in greater detail in a paragraph below, remained above 50% of the total with a 2% increase over December and a 3.7% increase over March 2001. The administered component posted a somewhat steadier performance (up by 2.6% for the quarter and up by 5.5% over the twelve-month period) with a more regular profile. This component suffered less than managed deposits from the persistent uncertainty over the prospects of financial markets.

Position in Mutual Fund Market

During the first quarter of 2002, assets in mutual funds managed by Italian brokers rose by € 4,773 million or 0.92% over the beginning of the year. This result was achieved through the inflow of new funds and generally favourable market performance making it possible to report positive performance for the mutual fund aggregate.

In particular, compared with the same period of the prior year, there was a significant improvement in fund growth (an inflow of € 2,937 million compared with a net outflow of € 4,861 million for the first quarter of 2001) due to a sharp reduction in redemptions (down by 24%), despite less lively overall performance in the fund industry (purchases declined by 16%).

The Group also benefited from positive market performance, which contributed to the growth of managed fund assets of € 217 million or 0.31% since the beginning of the year.

Overall, during the first quarter there was a net outflow of funds of about € 282 million compared with a net inflow for Italian banks, which was offset by the rebalancing of several portfolios of institutional customers, which were previously invested primarily in mutual fund shares, and by the negative performance of several third party networks outside the Group.

During the quarter, the Group also started operating through the new Pioneer Alternative Investment Sgr, which promotes Italian-registered hedge funds, and is an addition to Pioneer Alternative Investment Ltd. in Dublin, which is already operational. Overall the two "alternative" SGR's (asset management companies) managed assets totalling about € 400 million as at 31 March.

Position in Bancassurance Market

In the Bancassurance sector, the Group's new production totalled € 1,018 million for the first quarter, which was largely in line with production in 2001, but with an improved sales mix in which policies with periodic premiums (with a greater value added) rose by 3.8% to 5.3% of premiums.

Market share figures confirmed the Group's leading position:

- For unit-linked policies, market share was 32.6% (34.5% in December) of the Bancassurance market and 24.5% (26.7% in December) of the market overall;
- For all policies, market share was 14.2% (14.7%) of the Bancassurance market and 9.7% (11% in December) of the market overall.

Asset Management Accounts with Guaranteed and Protected Principal

During the first quarter, there was continued marketing of new asset management account products with guaranteed principal, which were successfully launched by the Group in 2001.

The placement of these products, which were distributed by the Group's Italian banks with underlying Pioneer funds and guarantees provided by UBM, resulted in assets of € 1,180 million.

Total Assets under Management

Total customer assets managed by the Group, including own liquid instruments and securities in issue, were approximately € 114,910 million at the end of March, which was up by 1.9% for the quarter, and by 3.9% from the same period of the prior year.

Contributing to these results were customer assets managed by Pioneer (with the exclusion of bank portfolios), and assets managed in Italy by banks and insurance companies, with the exclusion of inter-company dealings and asset management accounts administered by Pioneer under customer instructions.

ASSETS UNDER MANAGEMENT (Customers) (amounts in millions of €)	**31.03.2002**	**31.12.2001 RESTATED**	**CHANGE FROM 31.12.2001 AMOUNT**	**%**	**31.03.2001 RESTATED**	**% CHANGE FROM 31.03.2001**
Italy	**86,966**	**87,252**	**-286**	**-0.3%**	**86,911**	**+0.1%**
Mutual funds placed directly	45,406	47,136	-1,730	-3.7%	48,277	-5.9%
Customer asset management accounts	28,126	27,641	485	+1.8%	28,556	-1.5%
- Asset management accounts in funds	*17,825*	*16,972*	*853*	*+5.0%*	*17,220*	*+3.5%*
- Other asset management accounts	*10,301*	*10,669*	*-368*	*-3.4%*	*11,336*	*-9.1%*
Insurance policies (actuarial reserves)	13,434	12,475	959	+7.7%	10,078	+33.3%
- Unit linked	*9,452*	*8,531*	*921*	*+10.8%*	*6,225*	*+51.8%*
- Other policies	*3,982*	*3,944*	*38*	*+1.0%*	*3,853*	*+3.3%*
USA	**23,386**	**21,742**	**1,644**	**+7.6%**	**20,900**	**+11.9%**
Other international markets	**3,426**	**2,683**	**743**	**+27.7%**	**2,275**	**+50.6%**
New Europe	**1,129**	**1,044**	**85**	**+8.1%**	**490**	**+130.4%**
Total customer assets under management	**114,907**	**112,721**	**2,186**	**+1.9%**	**110,576**	**+3.9%**
of which: Assets in mutual funds	*100,634*	*98,141*	*2,493*	*+2.5%*	*95,468*	*+5.4%*
- Italian	*34,558*	*37,166*	*-2,608*	*-7.0%*	*45,091*	*-23.4%*
- Luxembourg	*38,690*	*35,303*	*3,387*	*+9.6%*	*26,647*	*+45.2%*
- Other	*27,386*	*25,672*	*1,714*	*+6.7%*	*23,730*	*+15.4%*

1. Asset management accounts exclude those accounts related to insurance policies. Amounts shown include own liquid instruments and securities in issue.

The assets managed by the Group in the Italian market remained substantially at year-end levels, and were in line with levels in March 2001. Fund assets (including those placed directly and those invested within asset management accounts and unit-linked policies) remained just above December levels due to new insurance premiums and the investment of asset management accounts in products with guaranteed principal, which nearly offset the outflow of funds from mutual funds sold directly to customers.

There was still steady growth in the main asset management products during the quarter, with actuarial reserves for life insurance up by 7.7% over December and up by 33.3% on an annual basis. This was especially true of unit-linked policies (which were up by 10.8% over December and 51.8% on an annual basis). On the other hand, asset management accounts were up by 1.8% due to the rise in asset management accounts invested in funds (up by 5%), which was partly offset by the reduction in other asset management accounts.

Impressive results were achieved in the other markets where the Group is present.
In the American market, assets under management reached € 23,386 million, which was an increase of 7.6% for the quarter and 11.9% on an annual basis. These results benefited from high inflows of funds and positive market performance. During the quarter, net fund inflow reached historical levels (€ 1,027 million), which was 3.6 times higher than the level achieved during the corresponding period of the prior year, with the best results posted, since the company was established, in January and March.

The International Division generated net inflow of € 592 million during the quarter, which was 22% of the assets under management at the end of December 2001. The assets of this division reached € 3,426 million, which was 27.7% higher than the level at the beginning of the year due to positive stock market performance.

The trend of net inflows also took hold in the New Europe throughout the quarter with an inflow of € 72 million. Assets under management reached a level of € 1,129 million, which was 8.1% higher than the figure at the beginning of the year, with a concentration in Poland where Pioneer Pekao firmed up its leadership position among asset management companies.

Equity Investments

During the quarter, equity investments were up by € 338 million to a total of € 2,679 million. This change was largely attributable to the purchase of Zagrebacka Banka. As noted earlier, the equity investment in this bank was provisionally recorded at cost since the purchase took place near the end of the quarter.

Subordinated Debt

In order to finance the Group's growth, while maintaining high levels of capital, in February (as noted earlier in the report accompanying the accounts), an upper tier 2 ten-year subordinated bond was issued with face value of € 500 million. Taking into account exchange rate fluctuations, subordinated debt was up by € 510 million from December to a level of € 7,581 million at the end of the quarter.

Shareholders' equity

As at 31 March 2001 the Group portion of shareholders' equity was € 10,178 million, as against € 9,535 million at the end of December 2001. This increase (€ 643 million or 6.7%) is mainly attributable to a capital increase of € 234 million related to the offer to purchase Zagrebacka Banka shares and net profit for the period of € 401 million.

Securities Portfolio and Interbank Position

During the quarter, there was an increase of about € 1,400 million in "structural liquidity" resulting from a reduction in loans to customers, which was more pronounced than the reduction in direct deposits (of € 425 million), from the issuance of the subordinated bond (€ 500 million), and from the increase in free capital (of nearly € 400 million). Higher liquidity levels were reflected in an increase of about € 2,550 million in the securities portfolio, which was partially offset by an increase of about € 1,150 in the difference between interbank deposits and lending. Following these changes, the securities portfolio reached a level of approximately € 35,243 million at the end of March with interbank funding, net of related loans, of approximately € 10,355 million.

Branches

As at 31 March, the Group's branch network consisted of 3,960 branches representing an increase of 36 branches from the beginning of the year and 65 over restated March 2001 figures. The change during the quarter was due to the increase of 16 branches in the domestic network (the balance resulting from 18 openings and 2 closings) and 20 branches in the New Europe bank network (not including Splitska). Thus, at the end of March, the Group's branch network was made up of 2,965 branches in the Italian Banking Division (74.9% of the total), 986 branches in the New Europe Banking Division (24.9%), and 9 foreign branches of the Parent Company and UBM.

NUMBER OF BRANCHES	31.03.02002		31.12.2001 RESTATED		30.03.01 RESTATED		ABSOLUTE CHANGE FROM	
	NUMBER	% OF TOTAL	NUMBER	% OF TOTAL	NUMBER	% OF TOTAL	DECEMBER 2001	MARCH 2001
Italian Banking Division	2,965	74.9%	2,949	75.2%	2,913	74.8%	16	52
New Europe Banking Division	986	24.9%	966	24.6%	974	25.0%	20	12
Wholesale Banking Division	2	0.1%	2	0.1%	1	0.0%		1
Corporate Centre and other companies	7	0.2%	7	0.2%	7	0.2%		
GROUP TOTAL	**3,960**	**100%**	**3,924**	**100%**	**3,895**	**100%**	**36**	**65**

The Financial Consultant Network

At the end of March, Group companies had 1,799 financial consultants with agency powers (up by 25 over the beginning of the year) broken down as follows:

- 743 financial consultants at Credito Italiano (down by 7 from the beginning of the year)
- 45 financial consultants at CRT (up by 7 since the beginning of the year)
- 119 financial consultants at Rolo Banca (up by 3)
- 892 financial consultants at Xelion (up by 22).

Innovative Services: Telephone Banking

The growth of telephone banking continued during the quarter exceeding the threshold of 350,000 customers (up by 7.7% over the first quarter of 2001), while the number of service users rose to over 104,000, which was up by 21.3%.

With regard to operating volume, there was an increase in wire transfer transactions (up by 4.1% in volume and up by 1.6% in value terms), while securities transactions dropped by about one third (in both value and volume). In addition, about 225,000 telemarketing calls were made (up by 6.2% over the first quarter of 2001), while there were about 7,500 e-mails handled (up by 18.4%).

Employees

As at 31 March 2002, the total staff of UniCredito Group banks and companies that consolidate accounts on a line-by-line basis totalled 62,288 employees, with a reduction of 262 employees from pro forma figures as at 31 December 2001, which was due to natural turnover, and especially in the Pekao Group.

NUMBER OF EMPLOYEES	31.03.02002		31.12.2001 RESTATED		30.03.01 RESTATED		ABSOLUTE CHANGE FROM	
	NUMBER	% OF TOTAL	NUMBER	% OF TOTAL	NUMBER	% OF TOTAL	DECEMBER 2001	MARCH 2001
Italian Banking Division	35,580	57.1%	35,702	57.1%	34,278	54.0%	-122	1,302
Wholesale Banking Division	2,243	3.6%	2,192	3.5%	1,416	2.2%	51	827
Investment banking	*605*	*1.0%*	*566*	*0.9%*	*446*	*0.7%*	*39*	*159*
Asset Management	*1,638*	*2.6%*	*1,626*	*2.6%*	*970*	*1.5%*	*12*	*668*
New Europe Banking Division	21,930	35.2%	22,208	35.5%	24,285	38.2%	-278	-2,355
New Initiatives	249	0.4%	218	0.3%	102	0.2%	31	147
Corporate Centre and other companies	2,286	3.7%	2,230	3.6%	3,425	5.4%	56	-1,139
GROUP TOTAL	**62,288**	**100%**	**62,550**	**100%**	**63,506**	**100%**	**-262**	**-1,218**

Other Significant Events during the Period

Italian Banking Division

Reorganisation Project

At its meeting last 14 December, the Board of Directors voted to launch the reorganisation project for the Group's seven commercial banks operating in Italy (Banca CRT, Cariverona Banca, Cassamarca, Caritro, CRTrieste, Credito Italiano and Rolo Banca 1473) in order to create three new domestic banks specialised by corporate, private banking and retail market segments.

The Corporate Bank will have the mission of becoming the "lead bank" for companies and Italian government entities by taking an active role in the support of ventures promoting economic growth and the development of innovation in each area as a function of the features of its economic structure.

The Private Bank will have the mission of becoming the Italian market leader in services dedicated to high profile individual customers through highly qualified consulting services.

The Retail Bank will have the mission of managing the market made up of households and small businesses, and providing basic services (transactions and operating support) to the Corporate and Private Banks in those areas where they do not have their own direct operating areas.

The project as a whole, which has been approved by the Regulatory Authorities, will be launched during the current year, and from a corporate standpoint calls for the merger of the six commercial banks (Banca CRT, Cariverona Banca, Cassamarca, Caritro, CRTrieste and Rolo Banca 1473) and the financial company, Credit Carimonte, into UniCredito Italiano, and the simultaneous transfer of banking assets and liabilities (corporate, private and retail) to Credito Italiano. The latter will temporarily act as the Single Bank with the goal of organising and structuring operations by market segment (corporate, private and retail). Thus, the reorganisation will entail, effective 1.1.2003, the spin-off of the assets, liabilities and corporate and private accounts from the Single Bank to the Corporate and Private Banks, which will be established in the meantime.

The project was approved by the extraordinary shareholder meeting of UniCredito on 6 May and by the extraordinary shareholder meetings of the other banks concerned.

Other Transactions

During the first quarter, the purchases of shares of the subsidiary, Banca Mediocredito, continued. These shares are currently held by minority shareholders, and the goal of these purchases is to achieve full ownership of the bank in order to more efficiently implement the corporate project of creating the Group's medium-term bank.

To be specific, the stake held by the Group increased from 74.09% to 80.11% as a result of purchases made during the period by UniCredit (its direct stake rose from 10.63% to 16.65%) involving a total outlay of about € 20 million.

New Europe Division

Croatia

As a part of the growth strategy in countries of the New Europe, the Group, which is already present in Poland, Bulgaria and Slovakia, has strengthened its presence in Croatia. In fact, in March the tender and share exchange offer (OPAS) launched by UniCredit and Allianz for 100% of the capital of Zagrebacka Banka was closed successfully with the delivery of 501,893 shares and 12,239,664 GDR's (the latter corresponding to 1,223,966 shares) equal to 60.06% of capital with voting rights (UniCredit stake: 56.29%, Allianz stake: 3.77%). As a consequence, our bank increased its stake to 66.28% of capital with voting rights, while the partner, Allianz, increased its stake to 13.74%. A portion of the shares acquired (48.05%) was settled through a share exchange (on the basis of a ratio of 61.32 UCI shares for 1 ZaBa share) by issuing 84,670,661 new UniCredit shares, and the remainder (8.24%) was settled by making a payment of about 481 million Croatian kunas (USD 56.5 million, corresponding to USD 238.59 per share) to those who agreed to the transaction.

Following the finalisation of the tender and share exchange offer, UniCredit (in an agreement with Allianz, and in accordance with current Croatian take-over regulations) launched a mandatory cash offer for shares that were not transferred during the tender and share exchange offer (19.98% of capital with voting rights at a unit price of 2,011.38 Croatian kunas, equal to USD 238.57, which was in line with the value offered during the tender and share exchange offer); at the same time UniCredit also launched a voluntary purchase offer for 100% of the preferred stock of ZaBa (11,325 shares without voting rights, equal to 0.39% of capital stock) at a unit price of HRK 1,300. Following the above transactions, which were finalised in April, 465,253 shares were contributed, equal to 16.19% of capital with voting rights, as well as 4,198 preferred shares, for a total disbursement of about 941 million Croatian kunas, bringing the total stake in ZaBa to 82.47% of capital with voting rights (82.30% of all capital stock). Based on agreements entered into with Allianz, a stake of about 1% will be sold to the latter.

At the end of April, UniCredit and DAB (the Croatian state agency for the reform of the banking system) sold to Bank Austria AG their respective stakes in the capital of Splitska Banka (equal to 62.59% and 25% respectively) at a total price for our stake of € 94.4 million, generating a capital gain of about € 34 million. As is known, the divestiture of the stake held in the above Croatian bank was set as a condition by the Croatian Antitrust Authority for the issuance of the authorisation to acquire a controlling interest in Zagrebacka Banka.

Romania

Last February, UniCredit reached an agreement with the Savings Deposit Insurance Fund, the Turkish government fund that administers banks in temporary receivership, to acquire a controlling interest (82.5%) in the Romanian bank, Demirbank S.A., and a significant stake (36.33%) in the capital of Dimir Romlease S.A. The acquisition, which has already been authorised by the Regulatory Body, and which will involve an outlay of about USD 23.4 million, will allow the Group, among other things, to provide proper support for the needs of its corporate customers, who already have a significant presence in the country.

Turkey

Finally, following the signing of the letter of intent at the end of 2001, negotiations are under way with the Koc group, the main Turkish industrial group. These negotiations are aimed at purchasing 50% of Koc Financial Services, a holding company incorporating the interests and banking and financial operations of the Koc group.

Internet-Related Initiatives

Clarima

In March, Clarima S.p.A. (which is to serve as the virtual bank dedicated to the mass market, and which is waiting to receive a banking license from the Bank of Italy) approved the increase in capital stock from € 25,822,000 to € 51,644,000, which was entirely subscribed by UniCredit. The purpose of the increase was to support the expansion of company operations (investments in infrastructure and resources, marketing and promotional policies, and business development in various channels).

Xelion

In April Xelion SIM obtained authorisation to conduct banking operations effective 1 June 2002.

Vivacity

Pursuant to a framework agreement on the development of co-branded portals, which was entered into by UCI, Kataweb and L'Espresso Publishing Group, on 15 April 2002 the subsidiary, Vivacity, acquired from Kataweb the division related to the organization of assets and individuals needed to manage the portal, vivacity.it.

Also in compliance with these agreements, Kataweb invested in Vivacity, buying a 10% stake, leaving UniCredit with a controlling interest of 90%.

Other Corporate Transactions

Acquisitions

After favourably assessing profit potential, in March UniCredit acquired a 10% stake in the newly established company, Edipower S.p.A. (Edison SpA 40%; AEM Milano 13.4%; AEM Torino 13.3%; ATEL 13.3%; Interbanca and Royal Bank of Scotland each with 5%). This company is participating in competitive bidding for the purchase of Eurogen S.p.A., the second largest electric power producer in Italy, which is being sold by ENEL as a part of the deregulation of the Italian electricity market. This initiative will involve an investment of about € 100 million.

Other Information

Extraordinary Shareholder Meeting

In addition to approving the merger project noted above, the extraordinary shareholders' meeting of 6 May granted authorisation to the Board of Directors for a capital increase of up to € 17.5 million reserved for the exercise of subscription rights to be assigned this year to members of the Group's senior management. The stock option plan will involve about 350 individuals with the allotment of up to 35 million rights. These rights, which are non-transferable, may be exercised eighteen months after their allotment, subject to the achievement of the Group's ROE target for 2003, at a price equal to the fair value of common shares at the time of the allotment of options (average of the last thirty days).

Finally, the extraordinary shareholders' meeting voted to revise Article 38 of the By-Laws allowing for an annual allocation for aid and charitable purposes in the amount of 1% of net profits, but not to exceed € 10 million.

Ordinary Shareholder Meeting

In addition to approving the accounts for 2001, the ordinary shareholders' meeting, which was held following the extraordinary shareholders' meeting, appointed new directors for the three-year period 2002-2004. The new directors are Franco Bellei, Roberto Bertazzoni, Vincenzo Calandra Buonaura, Eugenio Caponi, Mario Cattaneo, Philippe Citerne, Ambrogio Dalla Rovere, Giovanni Desiderio, Guidalberto Di Canossa, Francesco Giacomin, Piero Gnudi, Mario Greco, Achille Maramotti, Gianfranco Negri Clementi, Fabrizio Palenzona, Carlo Pesenti, Alessandro Profumo, Carlo Salvatori, Giovanni Luigi Vaccarino and Anthony Wyand.

The new Board of Directors, which met immediately afterwards, appointed Carlo Salvatori as chairman, and confirmed Alessandro Profumo's position as managing director/CEO.

Foreseeable Operating Developments

The main macroeconomic variables are moving in line with initial expectations, as is their impact on the characteristic figures for the bank's loan and financial operations. As a result, operating performance is largely in line with projections made at the time targets were set for the 2002 budget.

Although first quarter results were achieved in a difficult economic environment, the positive performance makes it possible to look with confidence at the remainder of the period.

Despite the existence of risk factors associated with the evolving Middle Eastern crisis, the economic environment in the coming months should improve gradually, even though the speed and strength of the recovery remain uncertain. The most likely scenario is an economy in Europe and Italy that will grow below its potential with an effect on financial markets and monetary policy. Financial markets will continue to move forward with uncertainty, and although a positive sign is expected over the next twelve months, growth will be limited. Monetary policy should continue on a neutral course for several months, and become only slightly tight during the second half.

In the absence of factors of an unusual nature, performance expectations for the main income measures are somewhat positive; to be specific:

- Net interest income will be in line with results for the 1st quarter, despite obvious signs of downward pressure on bank spreads resulting from the low level of nominal interest rates;

- Commission income, which is the most significant component of total revenues, may rise moderately. This is more a function of the Group's innovative capacity than growth in banking business, which, as noted above, will be held back by economic uncertainties. A slight contribution may come from the return of capital connected with the "tax shield";

- Operating expenses will grow to a limited extent, net of extraordinary charges associated with the major Group restructuring and expansion project (S3). With the inclusion of these expenses, there will be an increase in this measure (which, however, will be limited despite the complexity and extent of the project) owing to the specification of structural cost containment measures, which will continue at full force.

As a result, performance should be in line with operating profit for the quarter. Thus, the Group should remain among the top-ranked companies for operating efficiency in Italy and Europe. Loan writedowns and provisions should remain at the limited levels already seen, due in part to the professional management of risks, which did not deteriorate even during an obvious economic slowdown.

Thus, the expectations of meeting the initial objectives set for the period are confirmed.

Milan, 13 May 2002

THE BOARD OF DIRECTORS

Chairman
SALVATORI

Managing Director/CEO
PROFUMO

Explanatory Notes

The consolidated quarterly report as at 31 March 2002, which is presented in restated form, was prepared on the basis of accounting principles and criteria adopted for the preparation of the consolidated accounts as at 31 December 2001.

For the consolidation, the reports as at 31 March 2002 of the parent company, and those provided by the companies were used, and were properly restated and adjusted to take into account consolidation requirements, and as necessary, modified to standardise them to Group accounting principles.

The quarter under review was considered a separate period, and thus, the profit and loss account reflects the accrual principle by reporting ordinary and extraordinary events that occurred during the period.

In those cases in which reporting did not completely reflect the applicability of items that were not accrued on a pro rata basis, such as, in particular, administrative costs, the accounting figure was supplemented by budget-based estimates.

The most significant inter-company balance sheet and profit and loss dealings were eliminated. Unreconciled amounts were posted respectively to other assets and liabilities and extraordinary income and charges.

This quarterly report is not subject to audit by the external auditors.

Graphic design and typesetting
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed by: Bertieri Istituto Grafico - Monza
May 2002

UniCredito Italiano

RELAZIONE TRIMESTRALE CONSOLIDATA AL 31 MARZO 2002

UniCredito Italiano





Relazione trimestrale consolidata al 31 marzo 2002

UniCredito Italiano - Società per Azioni
Sede Sociale: Genova, via Dante 1
Direzione Centrale: Milano, piazza Cordusio
Iscrizione al Registro delle Imprese di Genova (Tribunale di Genova)
Codice fiscale e partita IVA n° 00348170101
Iscritta all'Albo delle Banche e Capogruppo del Gruppo Bancario UniCredito Italiano
Albo dei Gruppi Bancari cod. 3135.1
Aderente al Fondo Interbancario di Tutela dei Depositi
Capitale sociale: euro 2.555.550.380,50 interamente versato

ndice



Indice



Mappa del Gruppo

Mappa del Gruppo UniCredito Italiano al 31 marzo 2002

Società rientranti nell'area del consolidamento integrale e Società consolidate con il metodo del patrimonio netto



Istituzioni creditizie
Società finanziarie e assicurative
Società di servizi
Strumentali
Gruppo UniCredito Italiano

L'area di consolidamento

La mappa del Gruppo al 31 marzo 2002 riporta le società rientranti nell'area di consolidamento ripartite in base ai principali settori di attività ed alla modalità di consolidamento (integrale o patrimonio netto).

Rispetto alla chiusura dell'ultimo esercizio si è registrato lo spostamento di Splitska banka dall'area di consolidamento integrale a quella al patrimonio netto, in seguito all'accordo sottoscritto nel mese di marzo per la cessione della stessa. Sempre nel mese di marzo è stato acquisito il controllo di Zagrebacka banka, operazione commentata più diffusamente nella relazione. Tenuto conto della prossimità della chiusura del trimestre, tale partecipazione è stata provvisoriamente mantenuta al costo. Rispetto al 31 marzo 2001 il perimetro del Gruppo si è invece modificato per l'uscita di Fiditalia e Sogefactor, cedute nel corso del mese di dicembre.

Per consentire confronti omogenei nell'analisi dell'evoluzione delle grandezze patrimoniali ed economiche si è provveduto a ricostruire i dati trimestrali del 2001 per tener conto delle suddette variazioni, trasferendo in modo coerente tali società dall'area di consolidamento integrale a quella al patrimonio netto, mantenendo così inalterati i valori dell'utile netto e del patrimonio netto di pertinenza del Gruppo.

Divisione Banche Italia

Divisione Wholesale Banking

Divisione Banche Estere e Nuova Europa

◆ Società non residenti in Italia
★ Società del Sub-Gruppo Pekao
▲ Società del Sub-Gruppo Pioneer USA
● Società del Sub-Gruppo Pioneer Global Asset Management

UniCredito Italiano

Società rientranti nell'area del consolidamento integrale

ISTITUZIONI CREDITIZIE

Banche commerciali residenti

CREDITO ITALIANO S.p.A.
Sede: Genova

ROLO BANCA 1473 S.p.A.
Sede: Bologna

CARIVERONA BANCA S.p.A.
Sede: Verona

BANCA CRT S.p.A. - Sede: Torino

CASSAMARCA S.p.A. - Sede: Treviso

CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A. - Sede: Trento

CASSA DI RISPARMIO DI TRIESTE BANCA S.p.A. - Sede: Trieste

ADALYA BANCA IMMOBILIARE S.p.A.
Sede: Milano

BANCA DELL'UMBRIA 1462 S.p.A.
Sede: Perugia

CASSA RISPARMIO DI CARPI S.p.A.
Sede: Carpi

BANCA MEDIOCREDITO S.p.A.
Sede: Torino

MEDIOVENEZIE BANCA S.p.A.
Sede: Verona

Investment banking

UNICREDIT BANCA MOBILIARE S.p.A.
Sede: Milano

TRADINGLAB BANCA S.p.A.
Sede: Milano

Banche non residenti

Banche Nuova Europa

BANK PEKAO S.A.
Sede: Varsavia ◆★

BANK PEKAO (UKRAINA) Ltd
Sede: Luck ◆★

BANK POLSKA KASA OPIEKI TEL-AVIV Ltd
Sede: Tel Aviv ◆★

BULBANK A.D.
Sede:Sofia ◆

UNIBANKA A.S. (ex POL'NOBANKA A.S.)
Sede: Bratislava ◆

Altre banche commerciali

BANCA AGRICOLA COMMERCIALE S.MARINO S.A.
Sede: Borgo Maggiore (San Marino) ◆

BANQUE MONEGASQUE DE GESTION S.A.
Sede: Monaco (Montecarlo) ◆

CASSA DI RISPARMIO DI TRIESTE BANCA d.d.
Sede: Zagabria ◆

UNICREDIT (SUISSE) BANK S.A.
Sede: Lugano ◆

Altre banche

UNICREDITO ITALIANO BANK (IRELAND) Plc
Sede: Dublino ◆

SOCIETÀ FINANZIARIE E ASSICURATIVE

Asset management

PIONEER GLOBAL ASSET MANAGEMENT S.p.A.
Sede: Milano ●

PIONEER INVESTMENT MANAGEMENT Ltd
Sede: Dublino ◆●

PIONEER INVESTMENT MANAGEMENT S.G.R. p.A. - Sede: Milano ●

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT Ltd
Sede: Dublino ◆●

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A.
Sede: Milano ●

PIONEER FONDS MARKETING GMBH
Sede: Monaco di Baviera ◆●

PIONEER INVESTMENT MANAGEMENT USA Inc.
Sede: Boston ◆●

PIONEER PEKAO INVESTMENT MANAGEMENT S.A.
Sede: Varsavia ◆ ●

PIONEER CZECH FINANCIAL COMPANY Sro
Sede: Praga ◆●

PIONEER CZECH INVESTMENT COMPANY A.S.
Sede: Praga ◆●

PIONEER INVESTMENT MANAGEMENT Inc.
Sede: Wilmington ◆▲

PIONEER PEKAO TFI S.A.
Sede: Varsavia ◆●

Società consolidate con il metodo del patrimonio netto

ISTITUZIONI CREDITIZIE

Banche residenti

BANCA C.R. SAVIGLIANO S.p.A.
Sede: Savigliano

CASSA DI RISPARMIO DI BRA S.p.A.
Sede: Bra

CASSA DI RISPARMIO DI FOSSANO S.p.A.
Sede: Fossano

CASSA DI RISPARMIO DI SALUZZO S.p.A.
Sede: Saluzzo

Banche non residenti

B.H.I. S.A.
Sede: Lussemburgo ◆★

SPLITSKA BANKA d.d.
Sede: Spalato ◆

UNICREDIT FINANCE CORPORATION Ltd. (in liquidazione)
Sede: Nassau ◆

SOCIETÀ FINANZIARIE E ASSICURATIVE

Asset management

PIONEER FINANCIAL SERVICES Sp.zo.o (in liquidazione)
Sede: Varsavia ◆▲

PIONEER CONSULTING SERVICES S.A. (in liquidazione)
Sede: Varsavia ◆▲

PIONEER ITI AMC Ltd
Sede: Chennai (INDIA) ◆▲

TRINITY MANAGEMENT Sp.zo.o
Sede: Varsavia ◆★

Leasing

LISEURO S.p.A. - Sede: Udine

LEASING FABRYCZNY Sp.zo.o
Sede: Lublin ◆★

LOCAT LEASING d.o.o.
Sede: Zagabria ◆

Esazione tributi

S.F.E.T. S.p.A. Società Friulana Esazione Tributi
Sede: Udine

PIONEER INTERNATIONAL CORP.
Sede: Wilmington ◆▲

PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES Inc.
Sede: Boston ◆▲

PIONEER FUNDS DISTRIBUTOR Inc.
Sede: Boston ◆▲

PIONEER GLOBAL FUNDS DISTRIBUTOR Ltd
Sede: Hamilton ◆●

PIONEER GLOBAL INVESTMENTS Ltd
Sede: Dublino ◆●

UNICREDIT CAPITAL ITALIA ADVISORY COMPANY S.A.
Sede: Lussemburgo ◆

Distribuzione fondi investimento

ROLO PIONEER S.G.R.p.A.
Sede: Bologna

UNICREDITFONDI S.G.R p.A.
Sede: Milano

PIONEER INVESTMENT MANAGEMENT S.A.
Sede: Lussemburgo ◆

PIONEER INSTITUTIONAL INVESTMENT MANAGEMENT S.A.
Sede: Lussemburgo ◆●

ROLO PIONEER LUXEMBOURG S.A.
Sede: Lussemburgo ◆

Fiduciarie e SIM

CORDUSIO Società Fiduciaria per Azioni - Sede: Milano

S+R Investimenti e Gestioni S.G.R.p.A. - Sede: Milano

FIDA SIM S.p.A. - Sede: Torino

F.R.T. FIDUCIARIA RISPARMIO TORINO SIM S.p.A. - Sede: Torino

Trading on line

XELION SIM S.p.A. - Sede: Milano

Carte di credito

CLARIMA S.p.A. - Sede: Milano

Leasing

LOCAT S.p.A. - Sede: Bologna

PEKAO LEASING Sp.zo.o.
Sede: Varsavia ◆★

Factoring

UNICREDIT FACTORING S.p.A.
Sede: Milano

GRIFOFACTOR S.p.A.
Sede: Perugia

PEKAO FAKTORING Sp.zo.o.
Sede: Lublin ◆★

Esazione tributi

UNIRISCOSSIONI S.p.A.
Sede: Torino

Emittenti Preferred Shares

UNICREDITO ITALIANO - CAPITAL TRUST I
Sede: Newark ◆

UNICREDITO ITALIANO - CAPITAL TRUST II
Sede: Newark ◆

UNICREDITO ITALIANO - FUNDING LLC I
Sede: Dover ◆

UNICREDITO ITALIANO FUNDING LLC II - Sede: Dover ◆

Altre finanziarie

CREDIT CARIMONTE S.p.A. - Sede: Modena

CREDITRAS PREVIDENZA SIM S.p.A. - Sede: Milano

QUERCIA FUNDING S.r.l. - Sede: Verona

CARIVERONA IRELAND Plc - Sede: Dublino ◆

C.R. TRIESTE IRELAND Ltd - Sede: Dublino ◆

EURO CAPITAL STRUCTURES Ltd
Sede: Dublino ◆

DRUKBANK Sp.zo.o. - Sede: Zamosc ◆★

TYRERESCOM Ltd - Sede: Dublino ◆

UNICREDIT DELAWARE Inc. - Sede: Dover ◆

CDM GRUPY PEKAO S.A. - Sede: Varsavia ◆★

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o
Sede: Lodz ◆★

PEKAO PIONEER PTE S.A.
Sede: Varsavia ◆★

Strumentali

QUERCIA SOFTWARE S.p.A.
Sede: Verona

TRIVIMM S.p.A.
Sede: Verona

UNICREDIT PRODUZIONI ACCENTRATE S.p.A.
Sede: Milano

UNICREDIT SERVIZI INFORMATIVI S.p.A.
Sede: Milano

SOCIETÀ DI SERVIZI

STRUMENTALI

Assicurative

BROKER CREDIT S.p.A.
Sede: Milano

COMMERCIAL UNION VITA S.p.A.
Sede: Milano

CREDITRAS ASSICURAZIONI S.p.A.
Sede: Milano

CREDITRAS VITA S.p.A.
Sede: Milano

DUERREVITA S.p.A.
Sede: Bologna

GRIFO INSURANCE BROKERS S.r.l.
Sede: Perugia

UNICREDITASSICURA S.r.l.
Sede: Milano

Altre finanziarie

FIDIA S.G.R. S.p.A. - Sede: Milano

MILANO INNOVAZIONE S.G.R. S.p.A.
Sede: Milano

VENTURA FINANCE S.p.A.
Sede: Torino

ACCESS Sp.zo.o
Sede: Varsavia ◆★

JUPITER NFI S.A.
Sede: Varsavia ◆★

TRADINGLAB INC.
Sede: New York ◆

Società di servizi

CONSORZIO CA.RI.CE.SE.
Sede: Bologna

I-FABER S.p.A.
Sede: Milano

IMMOBILIARE LOMBARDA S.p.A.
Sede: Milano

IMMOCRI S.p.A.
Sede: Roma

LOCAT RENT S.p.A.
Sede: Milano

SELEZIONE TERZA S.r.l.
Sede: Roma

S.T.T. S.p.A.
Sede: Verona

TLX S.p.A.
Sede: Milano

UNICREDIT CONSULTING S.r.l.
Sede: Milano

UNICREDIT INTERNATIONAL SERVICES (UNICIIS) S.r.l.
Sede: Roma

VIVACITY S.p.A.
Sede: Roma

AGROCONS CENTRUM A.S.
Sede: Bratislava ◆

PEKAO DEVELOPMENT Sp.zo.o
Sede: Lodz ◆★

BDK CONSULTING
Sede: Luck ◆★

PEKAO FINANCIAL SERVICES Sp.zo.o
Sede: Varsavia ◆★

PEKAO INFORMATYKA Sp.zo.o
Sede: Lodz ◆★

S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.p.A.
Sede: Borgo Maggiore (S. Marino) ◆

Indice

Mappa del Gruppo

Dati di sintesi e prospetti contabili

Note di commento e osservazioni degli Amministratori



Dati di sintesi
e prospetti contabili

Dati di sintesi

Dati economici

(importi consolidati in milioni di €)

	31.03.2002	31.03.2001	31.03.2001 RICOSTRUITO	VARIAZIONE SU RICOSTRUITO	31.12.2001 RICOSTRUITO
Margine d'intermediazione	2.537	2.494	2.457	3,3%	9.813
Interessi netti	*1.222*	*1.186*	*1.145*	*6,7%*	*4.784*
Commissioni nette	*779*	*821*	*815*	*-4,4%*	*3.264*
Costi operativi	1.295	1.265	1.242	4,3%	5.157
Risultato di Gestione	1.242	1.229	1.215	2,2%	4.656
Rettifiche di valore su avviamenti	64	64	64		277
Utile ordinario	980	934	946	3,6%	3.327
Utile d'esercizio	531	540	538	-1,3%	1.961
Utile d'esercizio di pertinenza del Gruppo	**401**	**414**	**414**	**-3,1%**	**1.454**

Dati patrimoniali

(importi consolidati in milioni di €)

	31.03.2002	31.03.2001	31.03.2001 RICOSTRUITO	VARIAZIONE SU RICOSTRUITO	31.12.2001 RICOSTRUITO
Totale attivo	205.345	204.411	202.116	1,6%	207.107
Crediti verso clientela	115.358	115.581	114.047	1,1%	117.023
di cui: in sofferenza	*1.848*	*1.990*	*1.920*	*-3,8%*	*1.809*
Titoli	35.243	32.721	32.447	8,6%	32.686
Partecipazioni	2.679	1.549	1.614	66,0%	2.341
Debiti verso clientela e rappresentati da titoli	125.035	118.478	117.717	6,2%	126.275
Passività subordinate	7.581	5.639	5.639	34,4%	7.071
Patrimonio netto di pertinenza del Gruppo	10.178	9.042	9.042	12,6%	9.535
Raccolta indiretta clientela	227.051	217.381	217.381	4,4%	222.020
Massa amministrata clientela	352.086	335.859	335.098	5,1%	348.295
Attività di clientela in gestione	114.907	110.576	110.576	3,9%	112.721

Dati di struttura

	31.03.2002	31.03.2001	31.03.2001 RICOSTRUITO	VARIAZIONE SU RICOSTRUITO	31.12.2001 RICOSTRUITO
Numero dipendenti	62.288	65.309	63.506	-1.218	62.550
Numero promotori	1.799	1.653	1.653	146	1.774
Numero sportelli	3.960	3.966	3.895	65	3.924

Indici Economico-Finanziari e altri dati

	31.03.2002	31.03.2001	31.03.2001 RICOSTRUITO	VARIAZIONE SU RICOSTRUITO	31.12.2001 RICOSTRUITO
Indici di redditività					
ROE (1)	18,2%	20,8%	20,8%	-2,6	18,0%
ROE (escluso rettifiche su avviamenti) (2)	20,7%	23,5%	23,5%	-2,8	21,0%
ROE ordinario (ante imposte) (3)	34,0%	35,3%	35,9%	-1,9	32,0%
Risultato di gestione/Totale attivo	2,42%	2,40%	2,40%	0,01	2,25%
Cost/income ratio	51,0%	50,7%	50,5%	0,5	52,6%
Indici di rischiosità					
Crediti in sofferenza netti/Crediti verso clientela	1,60%	1,72%	1,68%	-0,08	1,55%
Crediti dubbi netti/crediti verso clientela	3,27%	3,51%	3,48%	-0,21	3,22%
Dati per dipendente (migliaia di euro) (4)					
Margine d'intermediazione/Numero dipendenti	163	153	155	8	157
Totale attivo/Numero dipendenti	3.297	3.130	3.183	114	3.311
Costo del personale/Numero dipendenti	49	45	45	4	48

(1) Il patrimonio utilizzato per il rapporto è quello di fine periodo (escluso utile del periodo, compreso utile esercizio precedente destinato a riserva ed al netto dell'aumento di capitale di 234 milioni effettuato per l'OPS sulle azioni di Zagrebacka Banka, non ancora consolidata).

(2) Le rettifiche su avviamenti si riferiscono a quelle di pertinenza del Gruppo

(3) Il patrimonio utilizzato per il rapporto comprende quello di terzi (al netto dell'utile di periodo).

(4) Numero dipendenti di fine periodo

Stato patrimoniale consolidato riclassificato

Voci dell'Attivo

(importi in milioni di €)	31.03.2002	31.12.2001 RICOSTRUITO	VARIAZIONE SU 31.12.2001 ASSOLUTA	VARIAZIONE SU 31.12.2001 %	31.03.2001 RICOSTRUITO	VAR. % SU 31.03.2001
Cassa e disponibilità presso banche centrali e uffici postali	1.568	1.734	- 166	-9,6%	887	+76,8%
Crediti:						
Crediti verso clientela	115.358	117.023	- 1.665	-1,4%	114.047	+1,1%
Crediti verso banche	22.872	24.680	- 1.808	-7,3%	24.142	-5,3%
Titoli non immobilizzati	18.654	16.380	+ 2.274	+13,9%	17.672	+5,6%
Immobilizzazioni:						
Titoli immobilizzati	16.589	16.306	+ 283	+1,7%	14.775	+12,3%
Partecipazioni	2.679	2.341	+ 338	+14,4%	1.614	+66,0%
Immobilizzazioni immateriali e materiali	4.731	4.788	- 57	-1,2%	4.701	+0,6%
Differenze positive di consolidamento e di patrimonio netto	767	792	- 25	-3,2%	885	-13,3%
Altre voci dell'attivo	22.127	23.063	- 936	-4,1%	23.393	-5,4%
Totale dell'attivo	**205.345**	**207.107**	**- 1.762**	**-0,9%**	**202.116**	**+1,6%**

Voci del Passivo

	31.03.2002	31.12.2001 RICOSTRUITO	VARIAZIONE SU 31.12.2001 ASSOLUTA	VARIAZIONE SU 31.12.2001 %	31.03.2001 RICOSTRUITO	VAR. % SU 31.03.2001
Debiti:						
Debiti verso clientela	89.202	90.407	- 1.205	-1,3%	81.962	+8,8%
Debiti rappresentati da titoli	35.833	35.868	- 35	-0,1%	35.755	+0,2%
Debiti verso banche	33.227	33.889	- 662	-2,0%	38.856	-14,5%
Fondi a destinazione specifica	4.964	4.555	+ 409	+9,0%	4.369	+13,6%
Altre voci del passivo	21.318	22.740	- 1.422	-6,3%	23.607	-9,7%
Fondi rischi su crediti	152	148	+ 4	+2,7%	167	-9,0%
Passività subordinate	7.581	7.071	+ 510	+7,2%	5.639	+34,4%
Differenze negative di consolidamento e di patrimonio netto	56	56	-		41	+36,6%
Patrimonio di pertinenza di terzi	2.834	2.838	- 4	-0,1%	2.678	+5,8%
Patrimonio netto:						
Capitale, riserve, e fondo per rischi bancari generali	9.777	8.081	+ 1.696	+21,0%	8.628	+13,3%
Utile d'esercizio	401	1.454	- 1.053	-72,4%	414	-3,1%
Totale del passivo	**205.345**	**207.107**	**- 1.762**	**-0,9%**	**202.116**	**+1,6%**

Nota: Le situazioni patrimoniali ricostruite tengono conto delle variazioni più significative intervenute nell'area di consolidamento.

Conto economico consolidato riclassificato

Voci del Conto Economico

(importi in milioni di €)	31.03.2002	31.03.2001 RICOSTRUITO	VARIAZIONE SU MARZO 2001 C/ECONOMICO	VARIAZIONE SU MARZO 2001 %	ESERCIZIO 2001 RICOSTRUITO
Interessi netti	1.222	1.145	+ 77	+6,7%	4.784
Dividendi e altri proventi su partecipazioni	29	24	+ 5	+20,8%	89
Margine d'interesse	**1.251**	**1.169**	**+ 82**	**+7,0%**	**4.873**
Commissioni nette	779	815	- 36	-4,4%	3.264
Profitti (Perdite) da operazioni finanziarie	329	319	+ 10	+3,1%	928
Altri proventi netti di gestione	178	154	+ 24	+15,6%	748
Proventi di intermediazione e diversi	*1.286*	*1.288*	*- 2*	*-0,2%*	*4.940*
Margine di intermediazione	**2.537**	**2.457**	**+ 80**	**+3,3%**	**9.813**
Spese per il personale	-768	-718	- 50	+7,0%	-2.997
Altre spese amministrative	-434	-442	+ 8	-1,8%	-1.767
Rettifiche di valore su immobilizzazioni immateriali e materiali	-93	-82	- 11	+13,4%	-393
Costi operativi	*-1.295*	*-1.242*	*- 53*	*+4,3%*	*-5.157*
Risultato di gestione	**1.242**	**1.215**	**+ 27**	**+2,2%**	**4.656**
Rettifiche di valore su avviamenti	-64	-64	-		-277
Accantonamenti per rischi ed oneri	-21	-25	+ 4	-16,0%	-155
Rettifiche nette di valore su crediti e su accantonamenti per garanzie e impegni	-174	-161	- 13	+8,1%	-713
Accantonamento al fondo rischi su crediti	-4	-14	+ 10	-71,4%	-57
Rettifiche nette di valore su immobilizz.finanziarie	1	-5	+ 6	n.s.	-127
Utile delle attività ordinarie	**980**	**946**	**+ 34**	**+3,6%**	**3.327**
Utile (Perdita) straordinario	-16	30	- 46	n.s.	216
Variazione del fondo rischi bancari generali			-		-5
Imposte sul reddito dell'esercizio	-433	-438	+ 5	-1,1%	-1.577
Utile d'esercizio	**531**	**538**	**- 7**	**-1,3%**	**1.961**
Utile d'esercizio di pertinenza di terzi	-130	-124	- 6	+4,8%	-507
Utile d'esercizio di pertinenza del Gruppo	**401**	**414**	**- 13**	**-3,1%**	**1.454**

Nota: Il conto economico ricostruito tiene conto delle variazioni più significative intervenute nell'area di consolidamento, nonché della riallocazione nelle imposte degli accantonamenti effettuati nel corso del 2001 a fronte del D.Lgs. 153/99.

Stato patrimoniale consolidato: evoluzione trimestrale

Voci dell'Attivo

(importi in milioni di €)	ESERCIZIO 2002 31 MAR.	ESERCIZIO 2001 RICOSTRUITO 31 DIC.	30 SET.	30 GIU.	31 MAR.
Cassa e disponibilità presso banche centrali e uffici postali	1.568	1.734	917	916	887
Crediti:					
Crediti verso clientela	115.358	117.023	118.126	117.885	114.047
Crediti verso banche	22.872	24.680	23.682	24.659	24.142
Titoli non immobilizzati	18.654	16.380	17.009	17.414	17.672
Immobilizzazioni:					
Titoli immobilizzati	16.589	16.306	15.901	16.429	14.775
Partecipazioni	2.679	2.341	2.187	1.603	1.614
Immobilizzazioni immateriali e materiali	4.731	4.788	4.601	4.778	4.701
Differenze positive di consolidamento e di patrimonio netto	767	792	822	853	885
Altre voci dell'attivo	22.127	23.063	22.667	20.062	23.393
Totale dell'attivo	**205.345**	**207.107**	**205.912**	**204.599**	**202.116**

Voci del Passivo

(importi in milioni di €)	ESERCIZIO 2002 31 MAR.	ESERCIZIO 2001 RICOSTRUITO 31 DIC.	30 SET.	30 GIU.	31 MAR.
Debiti:					
Debiti verso clientela	89.202	90.407	84.543	85.335	81.962
Debiti rappresentati da titoli	35.833	35.868	34.671	34.459	35.755
Debiti verso banche	33.227	33.889	40.247	41.834	38.856
Fondi a destinazione specifica	4.964	4.555	4.150	4.009	4.369
Altre voci del passivo	21.318	22.740	24.014	21.521	23.607
Fondi rischi su crediti	152	148	107	118	167
Passività subordinate	7.581	7.071	6.244	5.736	5.639
Differenze negative di consolidamento e di patrimonio netto	56	56	43	44	41
Patrimonio di pertinenza di terzi	2.834	2.838	2.723	2.704	2.678
Patrimonio netto:					
Capitale, riserve, e fondo per rischi bancari generali	9.777	8.081	8.057	8.036	8.628
Utile d'esercizio	401	1.454	1.113	803	414
Totale del passivo	**205.345**	**207.107**	**205.912**	**204.599**	**202.116**

Nota: Le situazioni patrimoniali ricostruite tengono conto delle variazioni più significative intervenute nell'area di consolidamento.

Conto economico consolidato: evoluzione trimestrale

Voci del Conto Economico:

(importi in milioni di €)	ESERCIZIO 2002 1° TRIM.	ESERCIZIO 2001 RICOSTRUITO 4° TRIM.	3° TRIM.	2° TRIM.	1° TRIM.
Interessi netti	1.222	1.260	1.144	1.235	1.145
Dividendi e altri proventi su partecipazioni	29	33	-4	36	24
Margine d'interesse	**1.251**	**1.293**	**1.140**	**1.271**	**1.169**
Commissioni nette	779	926	731	792	815
Profitti (Perdite) da operazioni finanziarie	329	250	218	141	319
Altri proventi netti di gestione	178	242	148	204	154
Proventi di intermediazione e diversi	*1.286*	*1.418*	*1.097*	*1.137*	*1.288*
Margine di intermediazione	**2.537**	**2.711**	**2.237**	**2.408**	**2.457**
Spese per il personale	-768	-802	-701	-776	-718
Altre spese amministrative	-434	-453	-430	-442	-442
Rettifiche di valore su immobilizzazioni immateriali e materiali	-93	-130	-88	-93	-82
Costi operativi	*-1.295*	*-1.385*	*-1.219*	*-1.311*	*-1.242*
Risultato di gestione	**1.242**	**1.326**	**1.018**	**1.097**	**1.215**
Rettifiche di valore su avviamenti	-64	-85	-61	-67	-64
Accantonamenti per rischi ed oneri	-21	-41	-26	-63	-25
Rettifiche nette di valore su crediti e su accantonamenti per garanzie e impegni	-174	-194	-159	-199	-161
Accantonamento ai fondi rischi su crediti	-4	-34	-8	-1	-14
Rettifiche nette di valore su immobilizz.finanziarie	1	-109	-6	-7	-5
Utile delle attività ordinarie	**980**	**863**	**758**	**760**	**946**
Utile (Perdita) straordinario	-16	94	28	64	30
Variazione fondo rischi bancari generali	-12	1	6		
Imposte sul reddito dell'esercizio	-433	-454	-356	-329	-438
Utile d'esercizio	**531**	**491**	**431**	**501**	**538**
Utile d'esercizio di pertinenza di terzi	-130	-150	-121	-112	-124
Utile d'esercizio di pertinenza del Gruppo	**401**	**341**	**310**	**389**	**414**

Nota: Il conto economico ricostruito tiene conto delle variazioni più significative intervenute nell'area di consolidamento, nonché della riallocazione nelle imposte degli accantonamenti effettuati nel corso del 2001 a fronte del D.Lgs. 153/99.
Si segnala inoltre che i conti economici trimestrali, calcolati per differenza tra i conti economici progressivi, risentono, per le società che redigono il bilancio in valuta, dell'andamento dei cambi alle diverse date, ed in particolare delle variazioni registrate dallo sloty, valuta in cui è redatto il bilancio di Pekao che incide mediamente intorno al 10-15% sulle principali voci di conto economico.

Indice

Mappa del Gruppo

Dati di sintesi e prospetti contabili

Note di commento e osservazioni degli Amministratori



Note di commento e osservazioni degli Amministratori

L'utile di periodo

L'utile netto di pertinenza del Gruppo del primo trimestre 2002 è pari a 401 milioni di euro, quasi allineato al corrispondente periodo dell'anno precedente (414 milioni). La sostanziale stabilità del risultato nasconde peraltro una crescita del 3,6% dell'utile ordinario, che viene neutralizzata dalla riduzione dell'apporto della componente straordinaria. L'utile netto si confronta invece positivamente sia con il trimestre precedente (+17,6%), sia con la media trimestrale 2001 (+10,3%), pur con le dovute cautele dettate dal fatto che le valutazioni del primo trimestre possono risentire positivamente del minor tempo trascorso dall'approvazione dei bilanci rispetto alle chiusure degli altri trimestri.

Il ROE, nonostante la maggior patrimonializzazione, si attesta al 18,2%, in termini annualizzati, rispetto al 18% dell'intero esercizio 2001, mentre al netto delle rettifiche su avviamenti si porta al 20,7% (21% nel 2001). Il ROE ordinario ante imposte raggiunge invece il 34%, sempre in termini annualizzati, rispetto al 32% del bilancio 2001.

La formazione del risultato di gestione

Il risultato di gestione registra un incremento del 2,2% (a perimetro costante) rispetto al primo trimestre 2001, grazie alla crescita dei ricavi (+3,3%), sostenuta dal margine d'interesse, solo in parte compensata dall'aumento dei costi operativi (+4,3%). Il rapporto tra costi e ricavi si porta pertanto al 51,0% dal 50,5% del primo trimestre 2001 riscostruito, un livello comunque inferiore a quello dell'intero esercizio (pari al 52,6%).

L'effetto dei cambi, come evidenziato nella tavola seguente, non ha influenzato le variazioni rispetto allo stesso periodo dell'anno precedente ma ha modificato il profilo dei periodi intermedi. Tale effetto non ha comunque alterato il segno dei confronti: rispetto alla media dei trimestri dell'anno precedente l'incremento è stato infatti di circa il 6,5% sia a cambi costanti che storici, mentre rispetto al quarto trimestre, che è stato particolarmente positivo anche depurato dall'effetto cambi, la flessione si attenua passando dal 6,3% a cambi storici al 2,7% a cambi costanti (la riduzione dei proventi di intermediazione è stata solo in parte compensata dal miglioramento del margine d'interesse e dai minori costi).

FORMAZIONE DEL RISULTATO DI GESTIONE	ESERCIZIO 2002	ESERCIZIO 2001				VARIAZIONE % SU	
(importi in milioni di €)	1° TRIM.	4° TRIM.	3° TRIM.	2° TRIM.	1° TRIM.	4° TRIM. 01	1° TRIM. 01
A CAMBI STORICI							
Margine d'interesse	1.251	1.293	1.140	1.271	1.169	-3,2%	7,0%
Proventi di intermediazione e diversi	1.286	1.418	1.097	1.137	1.288	-9,3%	-0,2%
Margine d'intermediazione	**2.537**	**2.711**	**2.237**	**2.408**	**2.457**	**-6,4%**	**3,3%**
Costi operativi	-1.295	-1.385	-1.219	-1.311	-1.242	-6,5%	4,3%
Risultato di gestione	**1.242**	**1.326**	**1.018**	**1.097**	**1.215**	**-6,3%**	**2,2%**
A CAMBI COSTANTI (Cambi di marzo 2002)							
Margine d'interesse	1.251	1.233	1.203	1.246	1.170	1,5%	6,9%
Proventi di intermediazione e diversi	1.286	1.369	1.149	1.118	1.289	-6,1%	-0,2%
Margine d'intermediazione	**2.537**	**2.602**	**2.352**	**2.364**	**2.459**	**-2,5%**	**3,2%**
Costi operativi	-1.295	-1.325	-1.287	-1.284	-1.244	-2,3%	4,1%
Risultato di gestione	**1.242**	**1.277**	**1.065**	**1.080**	**1.215**	**-2,7%**	**2,2%**

(1) Come detto in precedenza i risultati economici sono stati ricostruiti deconsolidando Fiditalia, Splitska e Sogefactor, valutando le stesse al patrimonio netto.

Per una migliore comprensione della dinamica del risultato di gestione e delle sue principali componenti, si riporta nella tavola successiva il contributo delle singole Divisioni alla formazione ed alla variazione del risultato di gestione stesso, rimandando anche al capitolo successivo per ulteriori commenti.

Come si può osservare, la crescita del risultato di gestione in questa prima parte dell'anno (27 milioni in valore assoluto) è spiegata dai brillanti risultati conseguiti dalle Divisioni Wholesale Banking (+41,8% sul primo trimestre 2001 con un incremento di 74 milioni) e Nuova Europa (+23,4%, pari a 36 milioni), mentre la Divisione Banche Italia registra una riduzione del 5,7% (-57 milioni). In flessione anche il risultato di gestione di Xelion e Clarima (complessivamente per 6 milioni) e delle altre componenti (Capogruppo, altre società, elisioni e altre rettifiche di consolidamento per complessivi 20 milioni).

RISULTATO DI GESTIONE PER DIVISIONE (importi in milioni di €)	**Divisione Banche Italia**	**Divisione Wholesale Banking**	**Divisione assoluta Estere**	**Nuove Iniziative (1)**	**Capogruppo e altre società (2)**	**Totale Consolidato di Gruppo**
Risultato di gestione						
1° trimestre 2002	950	251	190	-15	-134	1.242
variazione % su 1° trimestre '01	-5,7%	41,8%	23,4%	n.s.	n.s.	2,2%
variazione assoluta su 1° trimestre '01	- 57	74	36	- 6	- 20	27
spiegata da:						
Margine d'interesse	-2	1	38	1	44	82
Proventi da intermediazione	-50	87	-3	3	-39	-2
Costi operativi	-5	-14	1	-10	-25	-53

(1) Xelion e Clarima.
(2) Le maggiori tra le altre società sono Locat e UniCredit Factoring. Sono comprese elisioni e altre rettifiche di consolidamento.

Il margine d'interesse

Il margine d'interesse ha evidenziato un andamento positivo sia rispetto al primo trimestre 2001 (+7%), sia, a cambi costanti, rispetto al trimestre precedente (+1,5%). Alla base dell'incremento sul corrispondente periodo dell'anno precedente vi è, da un lato, l'aumento dei fondi medi intermediati, pur in presenza di un assestamento delle poste interbancarie, e, dall'altro, un miglioramento dello spread complessivo (calcolato come rapporto tra margine d'interesse e totale attivo medio). Quest'ultimo, che spiega anche l'incremento del margine d'interesse rispetto al trimestre precedente, ha beneficiato soprattutto, di una più favorevole composizione dello stato patrimoniale.

Tali fattori, combinati in modo diverso, spiegano le dinamiche delle singole Divisioni. La Divisione Banche Italia si mantiene sui livelli dell'anno precedente grazie alla crescita dei volumi medi intermediati, in presenza di un differenziale tra i tassi medi attivi e passivi con clientela in leggera contrazione. Alla base dell'incremento del margine della Nuova Europa vi è invece, oltre all'aumento dei saldi medi degli impieghi e della raccolta, il miglioramento dello spread nell'intermediazione complessiva. La Capogruppo, per effetto della sua struttura patrimoniale, beneficia infine della significativa riduzione del livello dei tassi rispetto al primo trimestre 2001.

I proventi di intermediazione e diversi

I proventi da intermediazione si attestano a 1.286 milioni di euro, sullo stesso livello dell'anno precedente, grazie all'incremento dei profitti su operazioni finanziarie e degli altri proventi netti di gestione che compensano la flessione delle commissioni nette.

Quest'ultima, pari al -4,4% sia rispetto allo stesso trimestre che alla media trimestrale dell'anno precedente, è determinata dal minor gettito delle commissioni relative ai servizi di gestione e amministrazione del risparmio (-6% rispetto alla media trimestrale) che hanno risentito, anche per un effetto di composizione, del minor apporto di quelle sui fondi d'investimento (si è ridotto il peso dei fondi azionari e bilanciati, la componente più redditizia). All'interno del comparto registrano invece un incremento sia le commissioni sulle gestioni patrimoniali (+12,7% sulla media trimestrale), grazie a quelle a capitale garantito, sia quelle sul collocamento di prodotti assicurativi (+7%). L'apporto degli altri settori di attività (in particolare i servizi di incasso e pagamento ed i finanziamenti) si mantiene invece nel complesso quasi sugli stessi livelli medi dell'anno precedente (-1,4%).

I profitti da operazioni finanziarie raggiungono i 329 milioni di euro, con una crescita del 3,1% sul primo trimestre 2001 sostenuti dallo sviluppo dell'attività per la gestione dei rischi finanziari della clientela corporate e degli enti pubblici. L'incremento di questi ricavi, che trova riscontro sia nei conti delle banche italiane (per l'attività di consulenza alle imprese clienti) che in quelli del Wholesale banking (per l'attività di produzione) compensa ampiamente le minusvalenze registrate sul portafoglio di trading della Capogruppo, peraltro su titoli con vita residua relativamente ridotta.

L'incremento degli altri proventi netti rispetto al primo trimestre 2001 (24 milioni, pari al 15,6%) è spiegato dalla favorevole combinazione di maggiori proventi per 14 milioni (prevalentemente su addebiti a terzi) e minori oneri per 10 milioni.

Le spese

I costi operativi, pur mantenendosi sui livelli della media trimestrale 2001, evidenziano, da un lato, una riduzione rispetto al trimestre precedente (-2,2% a cambi costanti) e, dall'altro, un aumento del 4,3% sul corrispondente periodo dell'anno precedente. Quest'ultima variazione è prevalentemente imputabile alle spese per il personale, mentre le variazioni delle altre spese amministrative e delle rettifiche di valore su immobilizzazioni immateriali e materiali (escluso gli avviamenti) tendono a compensarsi. Su tali spese non si sono ancora riflessi in misura significativa oneri relativi al progetto di riorganizzazione della Divisione Banche Italia ("S3").

Le spese per il Personale sono sostanzialmente allineate, a cambi costanti, a quelle del quarto trimestre 2001. Rispetto al primo trimestre 2001 evidenziano un incremento del 7%, pari a 50 milioni di euro, attribuibile come segue:

- per il 3,2% all'avvenuto potenziamento della compagine complessiva della Divisione Wholesale Banking del Gruppo, in linea con gli obiettivi di crescita nell'Asset Management e nell'Investment Banking;

• per lo 0,3% al potenziamento delle Nuove Iniziative finalizzate allo sviluppo ed al rafforzamento delle strutture dedicate alla realizzazione della banca virtuale privati (Xelion) e della banca virtuale famiglie (Clarima);

• per il residuo 3,5% al restante fronte domestico, ove al rafforzamento degli apparati commerciali, di front office e di governo/indirizzo si sono aggiunti gli effetti dei residui trascinamenti derivanti dal CCNL 11 luglio 1999, della difesa di particolari posizioni commerciali e specialistiche, nonché dei maggiori accantonamenti relativi alla componente variabile della retribuzione.

La formazione dell'utile netto

Tenuto conto di accantonamenti e rettifiche per complessivi 262 milioni (269 milioni nello stesso periodo dell'anno precedente), si perviene ad un utile ordinario per il primo trimestre di 980 milioni di euro, in crescita del 3,6% rispetto a marzo 2001.

In particolare si registrano:

• rettifiche di valore su avviamenti e su differenze positive di consolidamento per 64 milioni di euro, come nel primo trimestre 2001, di cui circa 38 milioni relativi a Pioneer USA e circa 17,3 milioni a Pekao;

• accantonamenti a fondi rischi ed oneri per 21 milioni, contro i 25 milioni del corrispondente periodo dell'anno precedente. Si segnala che da questo primo trimestre le imposte sono calcolate senza tenere conto delle agevolazioni previste dal D.Lgs.153/99 (Legge Ciampi), in quanto sospese dal D.Lgs.63/02. Pertanto, per effettuare confronti omogenei, anche i corrispondenti importi accantonati in questa voce nel corso del 2001 sono stati riclassificati nelle imposte;

• rettifiche di valore su crediti e accantonamenti per garanzie e impegni, al netto delle riprese, per 174 milioni di euro, oltre a 4 milioni accantonati a fondo rischi su crediti. Nel complesso 178 milioni di euro, contro i 175 milioni del primo trimestre 2001;

• riprese di valore, al netto delle rettifiche, su immobilizzazioni finanziarie per 1 milione di euro contro rettifiche nette per 5 milioni dell'anno precedente.

L'apporto della componente straordinaria, in assenza di operazioni significative, è stato negativo per 16 milioni di euro, rispetto all'utile di 30 milioni dell'anno precedente (che comprendeva una plusvalenza di circa 14 milioni su cessioni di partecipazioni). Tenuto inoltre conto di imposte per 433 milioni (che come detto non tengono più conto delle agevolazioni previste dal D.Lgs. 153/99), dell'assegnazione dell'utile a terzi per 130 milioni, si perviene all'utile netto di 401 milioni di euro, inferiore del 3,1% rispetto al primo trimestre 2001.

I risultati delle Divisioni

Per meglio valutare l'andamento del Gruppo nelle singole Divisioni si riporta di seguito l'evoluzione del risultato di gestione, e delle sue principali componenti, al netto dell'effetto cambi.

RISULTATI A CAMBI COSTANTI (AI CAMBI DI MARZO 2002) PER DIVISIONE

(importi in milioni di €)	ESERCIZIO 2002	ESERCIZIO 2001				VARIAZIONE % SU:	
	1° TRIM.	4° TRIM.	3° TRIM.	2° TRIM.	1° TRIM.	4° TRIM. '01	1° TRIM. '01
Margine di intermediazione	**2.537**	**2.604**	**2.351**	**2.364**	**2.459**	**-2,6%**	**3,2%**
Banche Italia	1.903	1.998	1.897	1.968	1.955	-4,8%	-2,7%
Wholesale banking	399	305	204	277	311	30,8%	28,3%
- *Investment banking*	*270*	*218*	*78*	*122*	*192*	*23,9%*	*40,6%*
- *Asset management*	*129*	*86*	*127*	*155*	*118*	*50,0%*	*9,3%*
Nuova Europa	359	411	393	321	326	-12,7%	10,1%
Nuove Iniziative (1)	4	10	16	-2		-60,0%	n.s.
Capogruppo e altre società (2)	-128	-120	-159	-200	-133	6,7%	-3,8%
Costi operativi	**-1.295**	**-1.326**	**-1.287**	**-1.283**	**-1.244**	**-2,3%**	**4,1%**
Banche Italia	-953	-977	-970	-967	-948	-2,5%	0,5%
Wholesale banking	-148	-155	-133	-173	-134	-4,5%	10,4%
- *Investment banking*	*-57*	*-72*	*-48*	*-52*	*-45*	*-20,8%*	*26,7%*
- *Asset management*	*-91*	*-83*	*-85*	*-121*	*-89*	*9,6%*	*2,2%*
Nuova Europa	-169	-179	-175	-179	-172	-5,6%	-1,7%
Nuove Iniziative (1)	-19	-31	-28	-15	-9	-38,7%	111,1%
Capogruppo e altre società (2)	-6	16	19	51	19	-137,5%	-131,6%
Risultato di gestione	**1.242**	**1.278**	**1.064**	**1.081**	**1.215**	**-2,8%**	**2,2%**
Banche Italia	950	1.021	927	1.001	1.007	-7,0%	-5,7%
Wholesale banking	251	150	71	104	177	67,3%	41,8%
- *Investment banking*	*213*	*146*	*30*	*70*	*147*	*45,9%*	*44,9%*
- *Asset management*	*38*	*3*	*42*	*34*	*29*	*n.s.*	*31,0%*
Nuova Europa	190	232	218	142	154	-18,1%	23,4%
Nuove Iniziative (1)	-15	-21	-12	-17	-9	-28,6%	66,7%
Capogruppo e altre società (2)	-134	-104	-140	-149	-114	28,8%	17,5%

(1) Xelion e Clarima
(2) Compreso elisioni e altre rettifiche di consolidamento.

Banche Italia

La Divisione Banche Italia ha conseguito nel primo trimestre 2002 un risultato di gestione di 950 milioni di euro, in calo del 5,7% rispetto a un anno prima, sostanzialmente a causa della difficoltà del margine da servizi.

Gli interessi netti, pari a 973 milioni di euro, risultano in calo dell' 1,9% rispetto al marzo '01, a fronte di una positiva evoluzione dei volumi intermediati, in crescita negli impieghi pur a fronte del programma di riduzione delle esposizioni a breve a bassa redditività, e di una diminuzione della forbice media, peraltro in recupero rispetto al dicembre 2001. Considerando anche i proventi sulle partecipazioni, il margine di interesse rimane sostanzialmente invariato rispetto al marzo '01.

Si presenta invece in flessione la dinamica dei proventi da intermediazione e diversi, che si attestano a 913 milioni di euro (-5,2% rispetto al marzo '01), con un andamento significativamente diverso nelle sue componenti:

- un rallentamento delle commissioni nette (-6%) essenzialmente a causa della difficoltà del risparmio gestito, non dovuta a minori atti di vendita, il cui andamento è positivo rispetto al primo trimestre 2001, ma ascrivibile a minori commissioni di gestione, a seguito del peggioramento dell'asset mix (con un aumento del peso dei comparti a minore valore aggiunto) e di una riduzione del controvalore degli stock in gestione rispetto al primo trimestre '01;
- una buona dinamica dei profitti da operazioni finanziarie (in crescita sia sul marzo '01 e, in misura ancor più significativa, sulla media dei quattro trimestri precedenti), in buona parte da attribuire alle vendite di derivati strutturati in tassi e cambi alle imprese.

Relativamente ai costi, si registra una sostanziale stabilità delle spese amministrative rispetto allo stesso periodo dell'anno precedente, a fronte di un incremento del 10% delle rettifiche di valore su immobilizzazioni, a causa dei maggiori investimenti legati ai progetti effettuati nel 2001.
Il cost/income si attesta al 50,1% contro il 48,5% registrato nel marzo '01.

Wholesale Banking

Sebbene i mercati dei capitali nazionali ed internazionali abbiano mantenuto nel trimestre l'intonazione negativa dello scorso anno, la Divisione Wholesale Banking, che comprende l'Investment Banking e l'Asset Management, presenta un margine di intermediazione in crescita, rispetto al primo trimestre 2001, del 28%, a 399 milioni di euro.

A tali risultati hanno contribuito sia le commissioni nette, principalmente per l'aumento registrato nei settori dell'Investment & Corporate Banking (+200% circa) e dell'Asset Management (+11%), che i profitti da operazioni finanziarie, in crescita grazie ai prodotti derivati per la gestione dei rischi finanziari della clientela corporate e degli enti pubblici.

Nonostante il forte incremento dimensionale dell'investment banking ed anche per merito dello sforzo di riorganizzazione e di efficientamento del gruppo Pioneer, la crescita dei costi operativi complessivi è stata contenuta, con un cost/income di periodo che si attesta al 37%, in calo di 6 punti percentuali rispetto allo stesso periodo dell'anno precedente.

La positiva dinamica dei ricavi e dei costi ha consentito di esporre un risultato di gestione di 251 milioni di euro, in aumento del 41,8% sul primo trimestre 2001.

Nuova Europa[2]

I risultati delle banche estere confermano una crescita consolidata e costante anche nel primo trimestre 2002, nonostante il rallentamento dell'economia a livello mondiale, che si è parzialmente riflessa anche sui paesi della Nuova Europa.

La crescita del risultato di gestione si attesta al 23,4% (a cambi e perimetro costanti), fino a raggiungere 190 milioni di euro (154 milioni di euro registrati nel primo trimestre 2001). Incidono il contenimento dei costi in calo dell' 1,7% (a cambi costanti) a fronte di una crescita dei ricavi del 10,1% (a cambi costanti).

(2) Si ricorda ancora che Splitska Banka è stata spostata, rispetto alla chiusura dell'ultimo esercizio, dall'area di consolidamento integrale a quella al patrimonio netto, in seguito all'accordo sottoscritto nel mese di marzo per la cessione della stessa, e che Zagrebacka Banka, acquisita in prossimità della chiusura del trimestre, è stata provvisoriamente mantenuta al costo.

Su questi ultimi contribuisce in particolare il margine di interesse che cresce del 18,4%, nonostante la continua riduzione dei tassi in Polonia (-750 punti base negli ultimi 12 mesi) ed il persistente livello dei tassi su Dollaro ed Euro, e grazie alla crescita dei volumi medi intermediati (a cambi correnti raccolta + 4,6%, impieghi lordi +5,5%). Il calo delle commissioni nette (-4,7%) è principalmente dovuto al calo delle commissioni sulla attività di lending, in virtù di un approccio particolarmente prudente nell'attuale contesto macroeconomico, mentre crescono le commissioni su servizi alla clientela, specie tenendo conto della crescita degli altri proventi netti (+18,2%) legati all'aumento dell'apporto dei pakage di conto corrente.

La crescente efficienza delle banche estere si è riflessa nel calo del rapporto costi/ricavi che si attesta al 47,1% (52,5% a marzo 2001).

Il peso della divisione Nuova Europa sui risultati del Gruppo si evidenza in continua crescita ed è destinato a crescere ulteriormente nel corso dell'anno grazie al previsto ingresso di Zagrebacka Banka.

Durante il primo trimestre si è inoltre ulteriormente intensificata l'attività di ammodernamento delle banche estere caratterizzata tra gli altri da tre grandi progetti che daranno in futuro un'ulteriore spinta in termini di capacità di generazione di ricavi, controllo dei rischi e di incremento di efficienza:
- installazione dei nuovi sistemi informativi in Pekao e Bulbank, progetti che verranno completati tra il 2002 e il 2003;
- progetto di ridisegno dei processi di credito e monitoraggio delle banche della Nuova Europa;
- piattaforma comune di processing di carte di credito per beneficiare di significative economie di scala e vantaggi competitivi.

Capogruppo, altre società e altre componenti

L'apporto della Capogruppo al risultato consolidato peggiora di circa 35 milioni di euro per effetto di un andamento differenziato delle diverse componenti il Conto Economico. In estrema sintesi:
- il margine d'interesse migliora sensibilmente rispetto ai primi tre mesi dello scorso esercizio (circa 40 milioni di euro), per effetto di una struttura patrimoniale che vede una parte delle immobilizzazioni finanziate con capitali di debito e quindi favorita dal calo dei tassi;
- i proventi su operazioni finanziarie peggiorano significativamente in quanto a fronte di profitti per 22 milioni del 2001, nell'esercizio corrente si registrano perdite con effetto sul consolidato per circa 35 milioni che, come già precisato, sono essenzialmente maturate sul portafoglio titoli di negoziazione, che in media hanno una duration di poco superiore ai 12 mesi, e quindi potranno essere riassorbite nei prossimi mesi;
- i costi operativi, a perimetro costante per tener conto dei trasferimenti verso USI ed UPA, lievitano di circa 20 milioni di euro per l'incremento di risorse addette al sostegno degli sviluppi progettuali del Gruppo.

Tra le altre Società va registrato un miglioramento di circa 2 milioni del risultato di gestione delle società di finanziamento (Locat e UniCredit Factoring).

I crediti verso clientela

La domanda di credito ha registrato un rallentamento, sia in Italia che nei paesi dell'area euro, riconducibile all'attuale fase congiunturale, caratterizzata, in particolare, dalla debolezza del ciclo degli investimenti. A livello di sistema bancario Italiano la frenata della domanda di finanziamenti da parte delle imprese è stata particolarmente evidente per la componente a breve termine degli impieghi, che ha registrato una brusca decelerazione, con un incremento rispetto allo stesso periodo dell'anno precedente del 4,7% nella media del trimestre (+2,4% a fine marzo) dal +12,3% medio del 2001, mentre la componente a medio lungo termine si è mantenuta su ritmi di crescita su base annua nell'ordine del 10%.

Tale scenario ha influenzato anche la dinamica dei crediti del Gruppo che si sono così attestati a fine marzo su un livello di circa 115.000 milioni di euro, inferiore dell'1,4% rispetto a fine 2001. La crescita nei dodici mesi (+1,1%) è stata invece prevalentemente frenata da una sistematica applicazione di criteri di maggior selettività nell'erogazione del credito; hanno inoltre parzialmente contribuito al rallentamento (per circa 2 punti percentuali), le operazioni di cartolarizzazione realizzate nel corso dell'ultimo esercizio.

(importi in milioni di €)	31.03.2002	31.12.2001 RICOSTRUITO	VARIAZ. SU 31.12.2001 ASSOLUTA	VARIAZ. SU 31.12.2001 %	31.03.2001 RICOSTRUITO	VARIAZ. % SU 31.03.2001
Impieghi vivi	107.112	110.362	- 3.250	-2,9%	106.205	+0,9%
Crediti in sofferenza	1.848	1.809	+ 39	+2,2%	1.920	-3,8%
Operazioni pronti contro termine	6.398	4.852	+ 1.546	+31,9%	5.922	+8,0%
Totale crediti verso clientela	**115.358**	**117.023**	**- 1.665**	**-1,4%**	**114.047**	**+1,1%**

La dinamica degli impieghi vivi, all'interno dei quali si mantiene sostenuta la crescita dei mutui (+14,2% su base annua), anche grazie alla ripresa del mercato immobiliare, risulta leggermente più attenuata rispetto al totale dei crediti, mentre si registra una ripresa delle operazioni pronti contro termine.

Tali dinamiche si riflettono nell'andamento dei crediti verso clientela delle Divisioni. L'incremento dei finanziamenti in pronti termine è infatti riconducibile all'attività del Wholesale Banking, ed in particolare di UBM, mentre il rallentamento degli impieghi vivi, legato all'andamento dell'attività produttiva, si riflette in particolare nell'ambito dell'operatività della Divisione Banche Italia. La riduzione degli impieghi della Divisione Banche Estere è invece anche imputabile per circa la metà ad un effetto cambi (nel trimestre lo zloty si è svalutato di circa il 2,7% rispetto all'euro).

Analizzando la dinamica sullo stesso periodo dell'anno precedente si registra invece un incremento sia per la Divisione Banche Italia (+1,8%) che nella Nuova Europa (+1,5% sia a cambi correnti che costanti).

(importi in milioni di €)	31.03.2002	31.12.2001 RICOSTRUITO	VARIAZ. SU 31.12.2001 ASSOLUTA	VARIAZ. SU 31.12.2001 %	31.03.2001 RICOSTRUITO	VARIAZ. % SU 31.03.2001
Banche Italia	96.630	100.843	- 4.213	-4,2%	94.912	+1,8%
Wholesale Banking	4.636	2.712	+ 1.924	+70,9%	3.300	+40,5%
Banche Estere e Nuova Crescita	9.185	9.750	- 565	-5,8%	9.049	+1,5%
Capogruppo e altre società	12.262	11.644	+ 618	+5,3%	14.347	-14,5%
di cui: Società di Finanziamento	*6.400*	*6.201*	*+ 199*	*+3,2%*	*7.202*	*-11,1%*
Elisioni e rettifiche	-7.355	-7.926	+ 571	-7,2%	-7.561	-2,7%
Totale crediti verso clientela	**115.358**	**117.023**	**- 1.665**	**-1,4%**	**114.047**	**+1,1%**

Posizionamento nel mercato degli impieghi

Sulla base dei dati segnalati alla Banca d'Italia (riferiti alle sole unità operanti in Italia e rilevati al nominale escludendo le sofferenze ed i pronti termine) la quota di mercato della Divisione Banche Italia negli impieghi a clientela si attesta a fine marzo al 10,16%, contro il 10,52% di dicembre ed il 10,54% di marzo 2001. Tale dinamica deriva da una diminuzione nelle forme tecniche poco remunerative nonché da ridimensionamenti di affidamenti a grandi clienti. Ciò spiega la flessione della quota sugli impieghi a breve che viene peraltro in parte compensata dall'aumento della quota sugli impieghi a protratta scadenza.

IMPIEGHI CLIENTELA RESIDENTE	**Quota di mercato Gruppo UniCredito**		
(unità operanti in Italia)	**31.03.2002**	**31.12.2001**	**31.03.2001**
impieghi a breve termine	10,11%	10,93%	11,28%
impieghi a m/l termine	10,20%	10,11%	9,78%
Impieghi totali	**10,16%**	**10,52%**	**10,54%**

Il rallentamento degli impieghi a breve non ha comunque interessato il segmento dello small business, nel quale il prodotto Imprendo, che conta oltre 128.000 titolari, ha continuato ad essere assai apprezzato dal mercato, consuntivando il 36% dei contratti da nuovi clienti.

Le sofferenze e i crediti dubbi

I crediti dubbi al valore di bilancio si mantengono sul livello di inizio anno a perimetro costante, pari a circa 3.770 milioni di euro, quale risultante di un aumento di 39 milioni di euro delle sofferenze (+2,2%), compensato dalla riduzione degli incagli e dei crediti ristrutturati. Rispetto al 31 marzo 2001 "ricostruito" i crediti dubbi, anche grazie all'operazione di cartolarizzazione realizzata nello stesso esercizio, registrano invece una riduzione del 4,9%, con una flessione delle sofferenze del 3,8%.

Anche a livello di sistema bancario italiano si registra un andamento delle sofferenze analogo, con una leggera ripresa nella prima parte dell'anno ed una riduzione nei dodici mesi. Il gruppo mantiene comunque il tradizionale posizionamento favorevole rispetto al sistema con un rapporto sofferenze su impieghi (sulla base dei dati della Banca d'Italia relativi alle sofferenze nominali delle sole unità operanti in Italia) al 2,95% a fine marzo rispetto al 4,73% del sistema (quest'ultimo a fine febbraio, ultimo dato disponibile).

La stabilità dei crediti dubbi al valore di bilancio deriva da un aumento sia dei valori nominali che delle rettifiche di valore di circa 100 milioni. Tenuto inoltre conto della riduzione del totale dei crediti verso clientela, l'incidenza sugli stessi del complesso dei crediti dubbi registra nel trimestre un incremento passando dal 3,22% al 3,27% ai valori di bilancio, e dal 5,54% al 5,69% al valore nominale, con un rapporto di copertura in aumento di quasi un punto (si rimanda alla tavola seguente per maggiori dettagli).

CREDITI DUBBI CON CLIENTELA (importi in milioni di €)	SOFFERENZE	INCAGLI	RISTRUTTURATI (1)	RISCHIO PAESE	TOTALE CREDITI DUBBI
Situazione al 31.03.2002					
Valore nominale	4.265	2.161	284	80	6.790
incidenza sul totale crediti	*3,57%*	*1,81%*	*0,24%*	*0,07%*	*5,69%*
Rettifiche di valore	2.417	482	96	25	3.020
in rapporto al nominale	*56,7%*	*22,3%*	*33,8%*	*31,3%*	*44,5%*
Valore di bilancio	1.848	1.679	188	55	3.770
incidenza sul totale crediti	*1,60%*	*1,46%*	*0,16%*	*0,05%*	*3,27%*
Situazione al 31.12.2001 ricostruito					
Valore nominale	4.126	2.158	331	79	6.694
incidenza sul totale crediti	*3,41%*	*1,79%*	*0,27%*	*0,07%*	*5,54%*
Rettifiche di valore	2.317	472	110	25	2.924
in rapporto al nominale	*56,2%*	*21,9%*	*33,2%*	*31,6%*	*43,7%*
Valore di bilancio	1.809	1.686	221	54	3.770
incidenza sul totale crediti	*1,55%*	*1,44%*	*0,19%*	*0,05%*	*3,22%*

Crediti dubbi per Divisione

Le tendenze evidenziate a livello consolidato sono rilevabili, pur con differenti intensità, anche nell'evoluzione dei crediti dubbi delle Divisioni Banche Italia e Banche Estere, mentre per il complesso delle altre società si registra una riduzione della loro incidenza sul totale dei crediti a clientela.

CREDITI DUBBI CON CLIENTELA (importi in milioni di €)	BANCHE ITALIANE	NUOVA EUROPA	CAPOGRUPPO E ALTRE SOCIETÀ	TOTALE AGGREGATO	TOTALE CONSOLIDATO
Situazione al 31.03.2002					
Valore nominale	4.363	1.962	465	6.790	6.790
incidenza sul totale crediti	*4,40%*	*18,99%*	*2,69%*	*5,36%*	*5,69%*
Rettifiche di valore	1.654	1.115	251	3.020	3.020
in rapporto al nominale	*37,9%*	*56,8%*	*54,0%*	*44,5%*	*44,5%*
Valore di bilancio	2.709	847	214	3.770	3.770
incidenza sul totale crediti	*2,80%*	*9,21%*	*1,27%*	*3,07%*	*3,27%*
Situazione al 31.12.2001 ricostruito					
Valore nominale	4.309	1.928	457	6.694	6.694
incidenza sul totale crediti	*4,17%*	*17,80%*	*3,11%*	*5,20%*	*5,54%*
Rettifiche di valore	1.628	1.052	244	2.924	2.924
in rapporto al nominale	*37,8%*	*54,6%*	*53,4%*	*43,7%*	*43,7%*
Valore di bilancio	2.681	876	213	3.770	3.770
incidenza sul totale crediti	2,66%	8,98%	1,48%	3,00%	3,22%

La massa amministrata

Le incertezze sulle prospettive a breve dell'economia e dei mercati influenza anche la dinamica della raccolta da clientela, sostenendo, sia in Italia che in Europa, le componenti più liquide. A livello di sistema bancario Italiano il ritmo di crescita dei depositi, e della raccolta diretta più in generale, prosegue infatti nell'ordine dell'8% su base annua, con punte per i conti correnti del 12,3% nella media del trimestre e del 10,5% a fine marzo. Anche nel settore dei fondi d'investimento l'interesse della clientela aveva riguardato in gennaio e febbraio quasi esclusivamente il comparto monetario e solo dal mese di marzo, in linea con il recupero dei mercati borsistici, si è registrato anche un ritorno al comparto azionario. Il patrimonio dei fondi d'investimento (italiani ed esteri) detenuti da intermediari italiani ha registrato un incremento dell'1,1% rispetto a dicembre, riportandosi sostanzialmente sui livelli di marzo 2001 (-0,3%).

In tale quadro, il complesso della massa amministrata della clientela del Gruppo si è attestata a circa 352.000 milioni di euro, un livello superiore di 3.800 milioni rispetto a dicembre (+1,1%), con un incremento del 5,2% su fine marzo 2001.

All'interno dell'aggregato si registra un recupero della raccolta indiretta nell'ultimo trimestre, ma non sufficiente a riallinearsi ai ritmi di crescita della raccolta diretta su base annua. Il peso della raccolta indiretta si riporta così al 64,5% del totale, dal 63,7% di dicembre, contro il 64,8% di marzo 2001.

(importi in milioni di €)	31.03.2002	31.12.2001 RICOSTRUITO	VARIAZ. SU 31.12.2001 ASSOLUTA	VARIAZ. SU 31.12.2001 %	31.03.2001 RICOSTRUITO	VARIAZ. % SU 31.03.2001
Raccolta diretta	125.035	126.275	- 1.240	-1,0%	117.717	+6,2%
debiti verso clientela	*89.202*	*90.407*	*- 1.205*	*-1,3%*	*81.962*	*+8,8%*
debiti rappresentati da titoli	*35.833*	*35.868*	*- 35*	*-0,1%*	*35.755*	*+0,2%*
Raccolta indiretta (1)	227.051	222.020	+ 5.031	+2,3%	217.060	+4,6%
amministrata	*112.795*	*109.981*	*+ 2.814*	*+2,6%*	*106.911*	*+5,5%*
gestita	*114.256*	*112.039*	*+ 2.217*	*+2,0%*	*110.149*	*+3,7%*
Massa amministrata clientela	**352.086**	**348.295**	**+ 3.791**	**+1,1%**	**334.777**	**+5,2%**

(1) escluso titoli e liquidità già compresi nella raccolta diretta e duplicazioni fondi d'investimento del Gruppo. Valori di mercato.

La raccolta diretta

La raccolta diretta si è mantenuta sopra i 125.000 milioni di euro in valore assoluto, con una riduzione dell'1% nel trimestre ma in crescita del 6,2% nei dodici mesi. In presenza di una sostanziale stabilità dei debiti rappresentati da titoli la variazione è interamente spiegata dall'andamento dei debiti verso clientela, che registrano un incremento dell'8,8% rispetto al corrispondente periodo dell'anno precedente. I debiti verso clientela sono sostenuti dai conti correnti e dai pronti termine, strumenti privilegiati dalla clientela nelle fasi di incertezza, mentre la stabilità dei debiti rappresentati da titoli deriva da una crescita dei certificati di deposito che compensa la riduzione dello stock di obbligazioni in circolazione.

Dal dettaglio per Divisione si riscontra la significativa crescita su marzo 2001 della raccolta del Wholesale banking, grazie all'attività nei pronti contro termine, e della Capogruppo, prevalentemente riconducibile all'emissione di CD da parte delle filiali estere della stessa. Le Divisioni Banche Italia e Banche Estere evidenziano invece un andamento sostanzialmente allineato, con una riduzione rispetto a dicembre (spiegato anche da fattori stagionali e da un effetto cambi) che determina un assestamento dell'incremento su base annua su un livello del 2,6%.

Per la Divisione Banche Italia la dinamica dei depositi è stata sostenuta dal comparto dei conti correnti, in crescita del 9,7% sull'anno precedente, a fronte invece di un calo della componente a scadenza, da tempo in contrazione a favore di forme di risparmio gestito e amministrato a maggior valore aggiunto. Nella componente a breve, i conti a pacchetto del segmento privati hanno raggiunto le oltre 1.538.000 unità rappresentando il 45% del totale conti privati, con un incremento del 3,40% rispetto al dato di dicembre 2001.

DIVISIONI (importi in milioni di €)	**31.03.2002**	**31.12.2001 RICOSTRUITO**	**VARIAZ. SU 31.12.2001 ASSOLUTA**	**%**	**31.03.2001 RICOSTRUITO**	**VARIAZ. % SU 31.03.2001**
Banche Italia	97.341	100.422	- 3.081	-3,1%	94.898	+2,6%
Wholesale Banking	6.999	4.036	+ 2.963	+73,4%	3.592	+94,8%
Banche Estere e Nuova Crescita	16.019	16.683	- 664	-4,0%	15.614	+2,6%
Capogruppo e altre società	14.258	14.976	- 718	-4,8%	13.161	+8,3%
Elisioni e rettifiche	-9.582	-9.842	+ 260	-2,6%	-9.548	+0,4%
Totale raccolta diretta da clientela	**125.035**	**126.275**	**- 1.240**	**-1,0%**	**117.717**	**+6,2%**

Posizionamento nel mercato della raccolta

La quota del Gruppo sul mercato domestico dei depositi (sia in euro che in altre valute delle sole unità operanti in Italia con clientela ordinaria residente) si mantiene a fine marzo su un livello del 10,09%, superiore sia a quello di dicembre (10,07%) che di marzo 2001 (10,05%). Il minor ricorso rispetto al sistema all'emissione di obbligazioni, politica in atto ormai da alcuni trimestri, ha invece comportato, in base alle stime attualmente disponibili, una riduzione della quota di mercato su tale strumento di indebitamento su un livello dell'8,26%, dall'8,56% di fine anno precedente. Tenuto infine conto della crescita del Gruppo nel comparto dei pronti termine, la quota di mercato sul totale della provvista diretta da clientela si porta al 9,84% dal 9,79% di fine anno.

PROVVISTA CLIENTELA RESIDENTE (unità operanti in Italia)	**Quota di mercato Gruppo UniCredito 31.03.2002**	**31.12.2001**	**31.03.2001**
Depositi (in euro e altre valute)	10,09%	10,07%	10,05%
Obbligazioni	8,26%	8,56%	9,91%
Raccolta	**9,43%**	**9,55%**	**10,00%**
Pronti termine	13,79%	12,54%	11,36%
Provvista	**9,84%**	**9,79%**	**10,13%**

La raccolta indiretta

L'evoluzione della raccolta indiretta è stata positivamente influenzata nel trimestre sia dai nuovi flussi di raccolta e sia da un andamento dei mercati nel complesso non sfavorevole. Ai valori di mercato la raccolta indiretta da clientela si attesta infatti a fine marzo su un livello di circa 227.000 milioni di euro, con un aumento del 2,3% su dicembre e del 4,6% rispetto allo stesso periodo dell'anno precedente.

La composizione dell'aggregato non ha registrato variazioni significative. La raccolta indiretta gestita, che viene analizzata più in dettaglio in un paragrafo successivo, si mantiene sopra il 50% del totale con un incremento del 2% su dicembre e del 3,7% rispetto a marzo 2001. La componente amministrata registra una dinamica leggermente più sostenuta (+2,6% nel trimestre e +5,5% nei dodici mesi), con un profilo più regolare, risentendo in misura minore rispetto alla componente gestita del perdurante clima di incertezza sulle prospettive dei mercati finanziari.

Posizionamento nel mercato dei Fondi

Nel corso del primo trimestre 2002 il patrimonio dei fondi comuni di investimento gestiti da intermediari italiani ha subito una variazione positiva dello 0,92% rispetto all'inizio dell'anno, pari a 4.773 milioni di euro in valore assoluto. A tale risultato hanno contribuito sia una raccolta mantenutasi su livelli assoluti positivi sia un andamento generalmente favorevole dei mercati che ha consentito di far registrare performance positive dell'aggregato "fondi".

In particolare, rispetto allo stesso periodo dell'anno scorso, la raccolta netta è sensibilmente migliore (2.937 milioni di euro, contro una raccolta netta negativa per 4.861 milioni nel primo trimestre 2001), grazie ad una sensibile contrazione dei riscatti (-24%), pur in presenza di una complessiva minor vivacità dell'industria dei fondi (le sottoscrizioni sono scese del 16%).

Anche per il Gruppo il positivo andamento dei mercati ha contribuito alla crescita patrimoniale dei fondi gestiti, la cui variazione da inizio anno è stata pari allo 0,31%, con una crescita pari a 217 milioni di euro in valore assoluto.

Nel complesso il primo trimestre è stato archiviato con una raccolta netta negativa di circa 282 milioni A tale risultato si è giunti a fronte di un dato positivo di raccolta delle banche italiane , controbilanciato dalla ricomposizione di alcuni portafogli di clientela istituzionale in precedenza investiti prevalentemente in quote di fondi comuni e dall'andamento negativo di alcune reti terze esterne al Gruppo.

Nel corso del trimestre il Gruppo ha iniziato a operare anche attraverso la nuova Pioneer Alternative Investment Sgr che promuove hedge funds di diritto italiano e che si affianca alla già operativa Pioneer Alternative Investment Ltd di Dublino. Complessivamente le due SGR "alternative" gestivano al 31 marzo patrimoni per circa 400 milioni di euro.

Posizionamento nel mercato della Bancassicurazione

Nel settore della Bancassicurazione la nuova produzione del Gruppo è stata pari a 1.018 milioni di euro nel primo trimestre, sostanzialmente in linea con la produzione del 2001, ma con un miglioramento del mix delle vendite , in cui le polizze a premio ricorrente, a maggior valore aggiunto, sono cresciute dal 3,8

al 5,3% dei premi. Le quote di mercato confermano la leadership del Gruppo, attestandosi:

- per le unit linked, al 32,6% (34,5% a dicembre) del mercato bancassicurativo, ed al 24,5% (26,7% a dicembre) del mercato complessivo;
- per il totale, al 14,2% (14,7%) del mercato bancassicurativo, ed al 9,7% (11% a dicembre) del mercato complessivo.

Gestioni a capitale garantito e protetto

Nel corso del primo trimestre è proseguita l'offerta delle nuove linee di gestione patrimoniale con garanzia del capitale, lanciate con successo dal Gruppo nel corso del 2001.

Il collocamento di tali prodotti, distribuiti dalle banche italiane del Gruppo, con sottostante fondi Pioneer e con garanzia prestata da UBM, ha consuntivato 1.180 milioni di Euro.

Totale attività gestite

Il totale delle attività della clientela gestite dal Gruppo, comprensive della liquidità e dei titoli di propria emissione, si attesta alla fine di marzo a circa 114.910 milioni di euro, con un incremento dell'1,9% nel trimestre e del 3,9% rispetto allo stesso periodo dell'anno precedente.

Alla formazione di tale risultato concorrono sia le attività della clientela gestite da Pioneer (con esclusione dei portafogli bancari), sia le attività gestite in Italia da banche e assicurazioni esclusi i rapporti infragruppo e le gestioni patrimoniali effettuate da Pioneer su mandato.

ATTIVITA' GESTITE (CLIENTELA) (importi in milioni di €)	**31.03.2002**	**31.12.2001 RICOSTRUITO**	**VARIAZ. SU 31.12.2001 ASSOLUTA**	**%**	**31.03.2000 RICOSTRUITO**	**VARIAZ. % SU 31.03.2001**
Italia	**86.966**	**87.252**	**-286**	**-0,3%**	**86.911**	**+0,1%**
Fondi d'investim. collocati direttamente	45.406	47.136	-1.730	-3,7%	48.277	-5,9%
Gestioni patrimoniali di clientela	28.126	27.641	485	+1,8%	28.556	-1,5%
- gestioni patrimoniali in fondi	*17.825*	*16.972*	*853*	*+5,0%*	*17.220*	*+3,5%*
- altre gestioni	*10.301*	*10.669*	*-368*	*-3,4%*	*11.336*	*-9,1%*
Polizze assicurative (riserve tecniche)	13.434	12.475	959	+7,7%	10.078	+33,3%
- unit linked	*9.452*	*8.531*	*921*	*+10,8%*	*6.225*	*+51,8%*
- altre polizze	*3.982*	*3.944*	*38*	*+1,0%*	*3.853*	*+3,3%*
USA	**23.386**	**21.742**	**1.644**	**+7,6%**	**20.900**	**+11,9%**
Altri mercati internazionali	**3.426**	**2.683**	**743**	**+27,7%**	**2.275**	**+50,6%**
Nuova Europa	**1.129**	**1.044**	**85**	**+8,1%**	**490**	**+130,4%**
Totale attività di clientela in gestione	**114.907**	**112.721**	**2.186**	**+1,9%**	**110.576**	**+3,9%**
di cui: Patrimonio fondi d'investimento	*100.634*	*98.141*	*2.493*	*+2,5%*	*95.468*	*+5,4%*
- italiani	*34.558*	*37.166*	*-2.608*	*-7,0%*	*45.091*	*-23,4%*
- lussemburghesi	*38.690*	*35.303*	*3.387*	*+9,6%*	*26.647*	*+45,2%*
- altri	*27.386*	*25.672*	*1.714*	*+6,7%*	*23.730*	*+15,4%*

Le gestioni patrimoniali escludono quelle relative a polizze assicurative. Importi comprensivi della liquidità e dei titoli di propria emissione.

Le attività gestite dal Gruppo sul mercato italiano si mantengono sostanzialmente sui livelli di fine anno, ed in linea con quelli di marzo 2001. Il patrimonio dei fondi (comprensivo sia di quelli collocati direttamente sia di quelli inseriti all'interno delle gestioni patrimoniali e nelle polizze unit-linked) si mantiene di poco al di sopra del valore di dicembre grazie alla raccolta di premi assicurativi ed al collocamento di gestioni patrimoniali in prodotti a capitale garantito che hanno quasi compensato la raccolta netta negativa sui fondi comuni direttamente collocati presso la clientela.

L'evoluzione della consistenza dei principali prodotti del risparmio gestito evidenzia nel trimestre una crescita ancora sostenuta delle riserve tecniche delle assicurazioni vita (+7,7% su dicembre e +33,3% su base annua), particolarmente evidente per le polizze unit-linked (rispettivamente +10,8% e + 51,8%). Le gestioni patrimoniali registrano invece un incremento dell'1,8%, grazie all'aumento delle gestioni in fondi (+5%), in parte controbilanciato dalla riduzione delle altre gestioni patrimoniali.

Negli altri mercati, in cui il Gruppo è presente, sono stati conseguiti risultati particolarmente positivi.
Sul mercato americano le attività gestite hanno raggiunto i 23.386 milioni di euro con una crescita del 7,6% nel trimestre e dell'11,9% su base annua, beneficiando sia dei flussi elevati di raccolta, sia dell'andamento positivo dei mercati. Nel trimestre la raccolta netta si è attestata su valori storici (1.027 milioni di euro), superiore di 3,6 volte al livello del corrispondente periodo dell'anno precedente, realizzando nei mesi di gennaio e marzo i migliori risultati dalla data di costituzione della società.

La Divisione International ha riportato una raccolta netta di 592 milioni di euro nel trimestre, pari al 22% dell'attivo in gestione a fine dicembre 2001. Il patrimonio di questa divisione ha raggiunto i 3.426 milioni di euro, con un incremento del 27,7% rispetto al valore di inizio anno anche grazie all'andamento positivo dei mercati azionari.

Anche in Nuova Europa si è consolidato il trend della raccolta netta, positiva in tutti e tre i mesi, con un flusso di 72 milioni di euro. Il patrimonio gestito ha raggiunto i 1.129 milioni di euro, in crescita dell'8,1% da inizio anno, localizzato prevalentemente in Polonia dove Pioneer Pekao conferma la sua leadership tra le società di asset management.

Le partecipazioni

Le partecipazioni registrano nel trimestre un aumento di 338 milioni di euro, portandosi su un livello di 2.679 milioni. Tale variazione è essenzialmente riconducibile all'acquisizione di Zagrebacka banka che, come già ricordato, essendo intervenuta in prossimità della chiusura del trimestre, ha imposto un temporaneo mantenimento al costo della partecipazione stessa.

Le passività subordinate

Con l'obiettivo di finanziare la crescita del Gruppo mantenendo elevati livelli di patrimonializzazione, nel mese di febbraio, come già segnalato nella relazione di bilancio, è stato emesso un prestito obbligazionario subordinato "upper tier2" di durata decennale per un importo nominale di 500 milioni di euro. Tenuto anche conto delle variazioni dei cambi, le passività subordinate registrano un incremento di 510 milioni rispetto a dicembre portandosi a fine trimestre su un livello di 7.581 milioni di euro.

Il patrimonio

Il patrimonio netto di pertinenza del Gruppo si attesta al 31 marzo 2002 a 10.178 milioni di euro, contro i 9.535 milioni di euro di fine dicembre 2001. L'incremento (643 milioni di euro, pari al 6,7%) è attribuibile prevalentemente all'aumento di capitale per l'OPAS su Zagrebacka Banka (234 milioni di euro) ed all'utile di periodo (401 milioni di euro).

I titoli e l'interbancario

Nel corso del trimestre si è registrato un incremento di circa 1.400 milioni di euro della "liquidità strutturale" derivante da una riduzione dei crediti verso clientela più accentuata di quella della raccolta diretta (per 425 milioni), dall'emissione del prestito subordinato (500 milioni) e da un aumento del patrimonio libero (per quasi 400 milioni). La maggior liquidità si è riflessa in un aumento di circa 2.550 milioni del portafoglio titoli, in parte compensato da un aumento di circa 1.150 milioni di euro dello sbilancio passivo interbancario. In seguito a tali movimenti il portafoglio titoli si è portato a fine marzo su un livello di 35.243 milioni di euro, a fronte di una provvista interbancaria, al netto dei corrispondenti impieghi, di circa 10.355 milioni di euro.

Gli sportelli

Al 31 marzo la rete del Gruppo era costituita da 3.960 sportelli, con un aumento di 36 sportelli da inizio anno e di 65 rispetto a marzo 2001 ricostruito. La variazione del trimestre è spiegata dall'incremento rispettivamente di 16 sportelli della rete domestica (saldo tra 18 aperture e 2 chiusure) e di 20 sportelli di quella delle banche della Nuova Europa (senza tener conto di Splitska). A fine marzo la rete del Gruppo risulta così composta da 2.965 sportelli della Divisione Banche Italia (74,9% del totale), da 986 sportelli della Divisione Banche Estere (24,9%) e da 9 filiali estere della Capogruppo e di UBM.

	31.03.02		31.12.01 RICOSTRUITO		30.03.01 RICOSTRUITO		VARIAZ. ASSOLUTA	
NUMERO SUCCURSALI	NUMERO	% SU TOTALE	NUMERO	% SU TOTALE	NUMERO	% SU TOTALE	SU DIC. 01	SU MAR. 01
Divisione Banche Italia	2.965	74,9%	2.949	75,2%	2.913	74,8%	16	52
Divisione Banche Estere	986	24,9%	966	24,6%	974	25,0%	20	12
Divisione Wholesale Banking	2	0,1%	2	0,1%	1	0,0%		1
Corporate Centre e altre società	7	0,2%	7	0,2%	7	0,2%		
TOTALE GRUPPO	**3.960**	**100%**	**3.924**	**100%**	**3.895**	**100%**	**36**	**65**

La rete di promotori

A fine marzo i promotori finanziari con mandato di agenzia presso le società del Gruppo sono 1.799 elementi, 25 in più rispetto a inizio anno, così suddivisi:

- 743 promotori in Credit (-7 rispetto a inizio anno)
- 45 promotori in CRT (+7 da inizio anno)
- 119 promotori in Rolo Banca (+3)
- 892 promotori in Xelion (+22)

Servizi innovativi: Telephone banking

È proseguito nel trimestre lo sviluppo dell'attività della Banca telefonica che ha superato la soglia dei 350.000 aderenti (+7,7% sul primo trimestre 2001), mentre il numero di utilizzatori di servizi è cresciuto del 21,3%, superando le 104.000 unità.

Per quanto riguarda i livelli di operatività, si è registrato un amento delle operazioni di bonifico (+4,1% in numero e +1,6% in controvalore), mentre si sono ridotte di circa un terzo quelle in titoli (sia in valore che in quantità). Sono state inoltre effettuate circa 225.000 chiamate per azioni di telemarketing (+6,2% sul primo trimestre 2001), mentre il numero delle e-mail gestite è stato pari a circa 7.500 (+18,4%).

I dipendenti

Al 31 marzo 2002 il totale del Personale delle banche e società del Gruppo UniCredito Italiano che consolidano il bilancio con il metodo integrale ammontava a 62.288 unità, con una riduzione - rispetto alla situazione "pro-forma" al 31 dic 2001 - di 262 unità, da ascrivere al naturale turnover verificatosi soprattutto presso il Gruppo Pekao.

	31.03.02		31.12.01 RICOSTRUITO		30.03.01 RICOSTRUITO		VARIAZ. ASSOLUTA	
NUMERO DIPENDENTI	NUMERO	% SU TOTALE	NUMERO	% SU TOTALE	NUMERO	% SU TOTALE	SU DIC. 01	SU MAR. 01
Divisione Banche Italia	35.580	57,1%	35.702	57,1%	34.278	54,0%	-122	1.302
Divisione Wholesale Banking	2.243	3,6%	2.192	3,5%	1.416	2,2%	51	827
Investment banking	*605*	*1,0%*	*566*	*0,9%*	*446*	*0,7%*	*39*	*159*
Asset management	*1.638*	*2,6%*	*1.626*	*2,6%*	*970*	*1,5%*	*12*	*668*
Divisione Banche Estere	21.930	35,2%	22.208	35,5%	24.285	38,2%	-278	-2.355
Nuove Iniziative	249	0,4%	218	0,3%	102	0,2%	31	147
Corporate Centre e altre società	2.286	3,7%	2.230	3,6%	3.425	5,4%	56	-1.139
TOTALE GRUPPO	**62.288**	**100%**	**62.550**	**100%**	**63.506**	**100%**	**-262**	**-1.218**

Altri fatti di rilievo del periodo

Divisione Banche Italia

Il progetto di riorganizzazione

Il Consiglio di Amministrazione del 14 dicembre scorso ha deliberato di dare corso al progetto di riorganizzazione delle sette banche commerciali del Gruppo operanti in Italia (Banca CRT, Cariverona Banca, Cassamarca, Caritro, CRTrieste, Credito Italiano e Rolo Banca 1473), per dare vita a tre nuove banche nazionali specializzate per segmento di mercato, corporate, private banking e retail.

La Banca Corporate avrà la missione di diventare "la banca di riferimento" per le imprese e per gli enti pubblici italiani, ponendosi in un ruolo attivo nel sostegno delle iniziative di crescita economica e di sviluppo dell'innovazione che ogni territorio presenta, in funzione delle caratteristiche del proprio tessuto economico.

La Banca Private avrà la missione di acquisire la leadership nel mercato italiano dei servizi dedicati alla clientela privata di maggior standing attraverso una capacità di consulenza altamente qualificata.

La Banca Retail avrà la missione di presidiare il mercato costituito dalle famiglie e dalle piccole attività economiche e di fornire i servizi di base (transazioni e di supporto operativo) alle Banche Corporate e Private, nelle aree ove queste non possiedono propri punti operativi diretti.

Il progetto nel suo complesso - che ha già ottenuto il benestare da parte dall'Autorità di Vigilanza - sarà attuato nel corso del corrente anno e prevede sotto un profilo societario la fusione delle sei banche commerciali (Banca CRT, Cariverona Banca, Cassamarca, Caritro, CRTrieste e Rolo Banca 1473) nonché della finanziaria Credit Carimonte in UniCredito Italiano e l'immediato conferimento delle attività e passività bancarie (corporate, private e retail) al Credito Italiano. Quest'ultima sarà destinata a svolgere in via transitoria il ruolo di Banca Unica con l'obiettivo di organizzare e strutturare le attività per segmento di mercato (corporate, private e retail) e quindi prevedere a far data all'1/1/2003 la scissione dalla stessa Banca Unica – che rimarrà Banca Retail - delle attività, passività e rapporti giuridici corporate e private a favore delle Banche Corporate e Private, che nel frattempo verranno costituite.

Il progetto è stato approvato dall'assemblea straordinaria degli Azionisti di UniCredito del 6 maggio e dalle assemblee straordinarie delle altre banche interessate.

Altre operazioni

Nel corso del primo trimestre sono proseguiti gli acquisiti di azioni della controllata Banca Mediocredito detenute dagli azionisti di minoranza al fine di consentire al Gruppo di pervenire al controllo totalitario della Banca per attuare più efficacemente il progetto industriale teso a realizzare la banca a medio termine di Gruppo.

In particolare la quota detenuta dal Gruppo è passata dal 74,09% all'80,11% in relazione agli acquisti effettuati nel periodo da UniCredit (la quota diretta è passata dal 10,63% al 16,65%) sostenendo un esborso complessivo di 20 milioni di euro circa.

Divisione Nuova Europa

Croazia

Nell'ambito della strategia di crescita nei paesi della Nuova Europa, il Gruppo, già presente come noto in Polonia, Bulgaria, Slovacchia, ha rafforzato la propria presenza in Croazia. Si segnala infatti che nel mese di marzo si è chiusa positivamente l'Offerta Pubblica di Acquisto e Scambio (OPAS) lanciata sul 100% del capitale di Zagrebacka Banka da UniCredit e Allianz, con la consegna di n. 501.893 azioni e n. 12.239.664 GDR (corrispondenti questi ultimi a n. 1.223.966 azioni) complessivamente pari al 60,06% del capitale con diritto di voto (quota UniCredit: 56,29%, Alleanz: 3,77%). In relazione la nostra Banca ha elevato la propria quota partecipativa al 66,28% del capitale con diritto di voto (il partner Allianz ha aumentato la propria quota al 13,74%). Le azioni acquisite sono state regolate parte (48,05%) tramite concambio (sulla base del rapporto di 61,32 azioni UCI contro 1 azione ZaBa) mediante emissione di n. 84.670.661 nuove azioni UniCredit e per la quota residua (8,24%) corrispondendo agli aderenti un corrispettivo di circa 481 milioni di Kune croate (pari a USD 56,5 milioni, corrispondenti a USD 238,59 per azione).

Successivamente al perfezionamento dell'OPAS, UniCredit ha lanciato – d'intesa con Allianz ed in conformità della vigente normativa croata sui Take-Over – un'Offerta obbligatoria in contanti sulle azioni non conferite nel corso dell'OPAS (pari al 19,98% del capitale con diritto di voto al prezzo unitario di Kune croate 2.011,38 pari a USD 238,57, in linea quindi con il valore offerto durante l'OPAS); parallelamente UniCredit ha anche lanciato un'offerta di acquisto volontaria sul 100% delle azioni "Preferred"di ZaBa (11.325 azioni senza diritto di voto, pari allo 0,39% del capitale sociale) al prezzo unitario di Hrk 1.300. A seguito delle predette operazioni, perfezionatesi nel mese di aprile, sono state apportate n. 465.253 azioni pari al 16,19% del capitale con diritto di voto oltre a 4.198 azioni "preferred" - con un esborso complessivo di Kune croate 941 milioni circa – che porta la quota complessiva in ZaBa all'82,47% del capitale con diritto di voto (82,30% sull'intero capitale sociale). In relazione agli accordi stipulati con Allianz verrà ceduta a quest'ultima una quota dell'1% circa.

A fine aprile Unicredit e DAB (l'agenzia statale croata per la riabilitazione del sistema bancario) hanno ceduto a Bank Austria AG le rispettive quote detenute nel capitale di Spiltska Banka (pari al 62,59% ed al 25%) al prezzo complessivo per la nostra quota di 94,4 milioni con una plusvalenza di circa 34 milioni di euro. Come noto, la dismissione della quota partecipativa detenuta nella predetta banca croata è stata posta come condizione dall'Autorità Antitrust Croata per il rilascio dell'autorizzazione all'acquisizione del controllo di Zagrebacka Banka.

Romania

Nello scorso mese di febbraio UniCredit ha raggiunto un accordo con il "Savings Deposit Insurance Fund" il fondo governativo turco che gestisce le banche in amministrazione controllata, per acquisire una quota di controllo (82,5%) della banca rumena Demirbank S.A. e una partecipazione significativa (36,33%) nel capitale della Dimir Romlease S.A.. L'acquisizione, già autorizzata dall'Organo di Vigilanza, che comporterà un esborso di circa USD 23,4 milioni, consentirà al Gruppo,

fra l'altro, di supportare in maniera adeguata le esigenze della propria clientela "corporate", già attivamente presente nel paese.

Turchia

Si segnala infine che, in seguito alla firma della lettera di intenti di fine 2001, proseguono le trattative con il gruppo Koc, il principale gruppo industriale Turco, finalizzate all'acquisto del 50% di Koc Financial Services, holding che raggruppa gli interessi e le attività bancarie e finanziarie del gruppo Koc.

Iniziative legate a Internet

Clarima

Nel mese di marzo, Clarima S.p.A. - destinata ad essere la banca virtuale dedicata al segmento mass market e in attesa di ottenere da Banca d'Italia la licenza bancaria - ha deliberato l'aumento del capitale sociale da euro 25.822 mila a euro 51.644 mila interamento sottoscritto da UniCredit, finalizzato a supportare lo sviluppo delle attività aziendali (investimenti in infrastrutture e risorse, politiche di marketing e promozionali, sviluppo del business sui diversi canali).

Xelion

Nel mese di aprile Xelion SIM ha ottenuto l'autorizzazione all'attività bancaria con efficacia a far tempo dal 1° giugno 2002.

Vivacity

In esecuzione dell'accordo quadro sullo sviluppo di portali co-branded stipulato tra UCI, Kataweb e Gruppo Editoriale l'Espresso, in data 15 aprile 2002 la controllata Vivacity ha acquistato da Kataweb il ramo d'azienda relativo all'organizzazione di beni e persone necessarie a gestire il portale "vivacity.it".

Sempre in attuazione di detti accordi, Kataweb è entrata nel capitale sociale di Vivacity con una quota del 10%, mantenendo UniCredit la quota di controllo (90%).

Altre operazioni societarie

Acquisizioni

Nel mese di marzo, valutando favorevoli le prospettive in termini di ritorni economici, UniCredit, ha acquisito una quota del 10% della società neocostituita Edipower S.p.A. (Edison SpA. 40%; AEM Milano 13,4%; AEM Torino 13,3%; ATEL 13,3%; Interbanca e Royal Bank of Scotland con il 5% ciascuna) che partecipa alla gara per l'aggiudicazione di Eurogen S.p.A., seconda società di produzione di energia elettrica in Italia, posta in vendita dall'ENEL nell'ambito della liberalizzazione del mercato elettrico italiano. L'iniziativa comporterà un investimento di circa 100 milioni di euro.

Altre informazioni

Assemblea straordinaria

L'assemblea straordinaria del 6 maggio, oltre ad approvare il progetto di fusione sopra menzionato, ha conferito delega al Consiglio di Amministrazione per un aumento di capitale di massimi 17,5 milioni di euro riservato all'esercizio di diritti di sottoscrizione da assegnarsi nel corrente anno ad appartenenti del Personale Direttivo del Gruppo. Il piano di stock option coinvolgerà circa 350 persone con l'assegnazione di un massimo di 35 milioni di diritti. Tali diritti, non cedibili, saranno esercitabili trascorsi almeno diciotto mesi dalla loro assegnazione subordinatamente al raggiungimento dell'obiettivo del ROE di Gruppo relativo all'esercizio 2003, ad un prezzo pari al valore normale dell'azione ordinaria al momento dell'assegnazione delle opzioni (media dei trenta giorni precedenti).

L'Assemblea Straordinaria ha infine deliberato una modifica dell'articolo 38 dello Statuto in modo da consentire la possibilità di destinare annualmente ad assistenza e beneficenza una somma pari all'1% dell'utile netto e comunque non superiore a 10 milioni di euro.

Assemblea ordinaria

L'assemblea ordinaria, che si è tenuta dopo la straordinaria, oltre ad approvare il bilancio del 2001, ha nominato i nuovi amministratori per il triennio 2002-2004. I nuovi consiglieri sono: Franco Bellei, Roberto Bertazzoni, Vincenzo Calandra Buonaura, Eugenio Caponi, Mario Cattaneo, Philippe Citerne, Ambrogio Dalla Rovere, Giovanni Desiderio, Guidalberto Di Canossa, Francesco Giacomin, Piero Gnudi, Mario Greco, Achille Maramotti, Gianfranco Negri Clementi, Fabrizio Palenzona, Carlo Pesenti, Alessandro Profumo, Carlo Salvatori, Giovanni Luigi Vaccarino, Anthony Wyand.

Il nuovo CdA, riunitosi subito dopo, ha nominato presidente Carlo Salvatori e ha confermato Alessandro Profumo nell'incarico di amministratore delegato.

L'evoluzione prevedibile della gestione

L'andamento delle principali variabili macroeconomiche si sta sviluppando in modo coerente alle attese iniziali, così come la loro influenza sulle grandezze caratteristiche dell'intermediazione creditizia e finanziaria. Ne risulta che l'andamento della gestione è sostanzialmente in linea con quanto prefigurato in sede di definizione degli obiettivi e del budget 2002.

I positivi riscontri del primo trimestre, benché ottenuti in un contesto economico non del tutto favorevole, consentono di guardare con fiducia al prosieguo dell'esercizio.

Per i prossimi mesi lo scenario economico, pur in presenza di fattori di rischio connessi in particolare all'evoluzione della crisi in medio oriente, dovrebbe progressivamente migliorare, anche se permangono incertezze sulla rapidità e forza della ripresa. Lo scenario che presenta le maggiori probabilità è quello di un'economia che in Europa ed Italia crescerà ancora al di sotto del potenziale, condizionando sia i mercati finanziari sia la politica monetaria. I primi procederanno ancora in modo incerto e, seppure si ipotizzi un segno favorevole nell'arco dei dodici mesi, la crescita sarà contenuta. La seconda dovrebbe continuare a mantenere un'impostazione neutra ancora per alcuni mesi e solo moderatamente restrittiva nel corso del 2° semestre.

Le attese dell'andamento dei principali margini, in assenza di fattori di natura straordinaria, sono pertanto moderatamente positive ed in maggior dettaglio:

- il margine d'interesse avrà un andamento in linea con quello del 1° trimestre, pur in presenza di evidenti segnali di pressione al ribasso della forbice bancaria, conseguenza del basso livello dei tassi nominali;
- i ricavi da commissioni, punto di maggior attenzione tra le componenti del margine d'intermediazione, potranno avere un andamento di moderata crescita, connessa più alla capacità d'innovazione del Gruppo che non alla crescita delle masse intermediate, che, come sopra precisato, saranno ancora frenate dalle incertezze dello scenario. Un lieve contributo potrà venire dal rientro dei capitali connesso allo "Scudo fiscale";
- i costi operativi manterranno una dinamica contenuta, al netto degli oneri di natura straordinaria connessi al grande Progetto (S3) di ristrutturazione e sviluppo del Gruppo. Includendo tali costi si osserverà una crescita, peraltro contenuta rispetto alla complessità ed ampiezza del progetto stesso, in virtù del concretizzarsi degli interventi strutturali di contenimento dei costi, che proseguono a pieno regime.

Ne dovrebbe conseguire un andamento in linea con quello del trimestre nel risultato di gestione. Il Gruppo si manterrebbe pertanto ai vertici delle classifiche di efficienza economica in Italia ed Europa. Rettifiche su crediti ed accantonamenti dovrebbero rimanere sui livelli contenuti già osservati, anche in virtù della professionale gestione dei rischi, che non hanno mostrato profili di peggioramento anche in una fase di evidente rallentamento congiunturale.

Vengono quindi confermate le attese di rispettare gli obiettivi iniziali dell'esercizio.

Milano, 13 maggio 2002

IL CONSIGLIO DI AMMINISTRAZIONE

Il Presidente
SALVATORI

L'Amministratore Delegato
PROFUMO

Nota informativa

La situazione trimestrale consolidata al 31 marzo 2002, esposta in forma riclassificata, è stata predisposta sulla base dei principi e dei criteri contabili adottati in sede di redazione del bilancio consolidato al 31 dicembre 2001.

Per il consolidamento sono state utilizzate la situazione al 31 marzo 2002 della Capogruppo e quelle trasmesse dalle Società, opportunamente riclassificate ed adeguate per tener conto delle esigenze di consolidamento e, ove necessario, modificate per uniformarle ai principi contabili di gruppo.

Il trimestre in esame è stato considerato come periodo autonomo e pertanto il Conto economico riflette il principio della competenza rappresentando gli eventi ordinari e straordinari verificatisi nel periodo.

Nei casi in cui la rappresentazione contabile non abbia compiutamente apprezzato la competenza di voci non caratterizzate dalla maturazione "pro rata temporis" quali, in particolare, le spese amministrative, il dato contabile è stato integrato da stime basate sul budget.

I rapporti infragruppo, sia patrimoniali sia economici, di maggiore significatività sono stati elisi. I valori non riconciliati sono stati appostati rispettivamente tra le altre attività/passività e tra i proventi/oneri straordinari.

La presente situazione trimestrale non è soggetta a controllo contabile da parte della società di revisione.

Graphic design e impaginazione
Mercurio S.r.l. Studi di promozione pubblicitaria - Milano

Stampa: Bertieri Istituto Grafico - Monza
Maggio 2002